Exhibit 99.1

RENEWAL
ANNUAL INFORMATION FORM

May 19, 2004

TABLE OF CONTENTS

The Corporation	1
Development of the Business	2
Business of the Corporation	7
Summary of Financial Position and Operating Results	8
Real Estate Operations	9
Power Generating Operations	17
Funds Management Operations	20
Investments	24
Capital Resources and Liquidity	27
Business Environment and Risks	33
Management’s Discussion and Analysis	37
Directors and Officers	38
Principal Shareholder	40
Stock Exchange Listings	41
Dividends and Dividend Policy	41
Description of Capital Structure	42
Selected Consolidated Financial Information	64
Subsidiaries	67
Additional Information	67

THE CORPORATION

Brascan Corporation is an asset management company. With a focus on real estate and power generation, we have direct investments of $17 billion and a further $7 billion of assets under management. These include 55 premier office properties and 48 power generating plants. Brascan Corporation is listed on the New York and Toronto stock exchanges.

Brascan Corporation was formed pursuant to articles of amalgamation under the Business Corporations Act (Ontario) on August 1, 1997. References in this Renewal Annual Information Form to the “Corporation” refer to Brascan Corporation, including our predecessor companies. References to “Brascan” refer to the Corporation and our consolidated subsidiaries. Our registered office is Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

The Corporation’s functional currency is the United States dollar (“US dollar”), because most of our revenues are denominated in that currency. As a result, our financial results are reported in US dollars and all numbers stated herein are in US dollars unless otherwise noted.

The following table provides selected consolidated financial information with respect to the Corporation as at and for the five years ended December 31, 2003:

US$	2003		2002		2001 [2]		2000 [2]		1999 [2]
Per diluted Class A and Class B Limited Voting Share
Book value [1]		$17.54		$14.85		$15.52		$16.27		$15.08
Cash flow from operations		3.21		2.38		2.06		1.71		1.34
Cash return on book equity		18%		16%		13%		11%		9%
Trailing cash flow multiple on closing share price		9.5x		8.5x		9.0x		8.6x		9.6x
Market trading price — NYSE [1]		$30.54		$20.50		$18.06		$14.56		$13.50
Market trading price — TSX [1]	C$	39.73	C$	31.75	C$	28.75	C$	21.95	C$	19.10
Net income (basic)		$2.03		$0.21		$0.99		$2.33		$1.46
Dividends paid	C$	1.02	C$	1.00	C$	1.00	C$	0.99	C$	0.98

Total (millions)
Assets [1]		$16,315		$14,422		$13,792		$14,407		$14,010
Common equity [1]		3,024		2,625		2,668		2,805		2,704
Revenues		3,370		3,064		3,042		2,844		2,399
Operating income		1,435		1,214		1,163		1,074		934
Cash flow from operations		624		469		388		332		267
Net income		408		83		201		435		284
Number of Class A and Class B Limited Voting Shares outstanding [1]		170.7		174.1		169.8		169.4		173.8

1	At the end of periods shown

2	All years reflect the consolidation of Brookfield Properties Corporation, including years prior to 2002 on a pro forma basis

This Renewal Annual Information Form makes reference to cash flow from operations on a total and per share basis. We utilize cash flow from operations as a key measure to evaluate performance and to determine the underlying value of our businesses. The consolidated statements of cash flow from operations on page 65 of this Annual Information Form provide a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing our results.

Brascan Corporation 2004 Annual Information Form	1

Forward-Looking Statements

This Annual Information Form and the Corporation’s 2003 Annual Report contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Corporation’s continuous disclosure documents, including this Annual Information Form and its 40-F filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

DEVELOPMENT OF THE BUSINESS

Background

The Corporation’s oldest predecessor enterprise was founded in 1899 and incorporated as a public company in 1912 as Brazilian Traction, Light and Power Company, Limited. During the 1960s and 1970s, we sold our utility interests in Brazil and reinvested the proceeds into a diverse range of businesses located primarily in North America.

Over the past ten years, Brascan has evolved from a diversified holding company into an asset management company with a focus on real estate and power generation. These businesses operate principally in the United States and Canada. We also hold investments in the resource sector.

Recent Developments

The following is a summary of recent developments since January 2000 in each of our business units.

Real Estate Operations

During April 2004, our commercial real estate subsidiary, Brookfield Properties Corporation (“Brookfield Properties”), issued C$200 million of Class AAA Preference Shares, Series J.

Also in April 2004, our residential real estate subsidiary, Brookfield Homes Corporation (“Brookfield Homes”), declared a $278 million dividend comprised of cash and notes, of which the Corporation’s share is $139 million.

In March 2004, Brascan acquired a second commercial property in Washington, D.C., Edison Place, for $167 million. This 10-storey 547,000 square foot property is fully leased to Potomac Electric Power Company.

During December 2003, Brookfield Properties issued C$200 million of Class AAA Preference Shares, Series I.

Also in December 2003, Brascan completed construction of the 300 Madison Avenue commercial office property in midtown Manhattan, New York. This 1.2 million square foot building is fully leased to PricewaterhouseCoopers and CIBC World Markets Inc. We also entered the Washington, D.C. office market with the acquisition of 1625 Eye Street, a 386,000 square foot property, from Union Labor Life Insurance Company for $158 million.

In October 2003, Brookfield Properties issued C$200 million of Class AAA Preference Shares, Series H.

In September 2003, Brookfield Homes completed a Dutch auction tender offer for up to 5,000,000 shares of its outstanding common stock. Approximately 1.1 million shares of common stock were repurchased of which approximately 45% were tendered by the Corporation. All of the shares were accepted for purchase at a price of $18.50 per share.

Brascan Corporation 2004 Annual Information Form	2

Also in September 2003, Brascan also agreed to sell a 49% interest in 245 Park Avenue, a 1.6 million square foot office property in New York, to New York State Teachers’ Retirement System in a transaction valued at $438 million. Brookfield Properties has retained the management and leasing of the property.

In June 2003, Brookfield Properties issued $110 million of Class AAA Preference Shares, Series G.

During January 2003, Brookfield Properties completed the spin-off of its wholly-owned residential property subsidiary, Brookfield Homes, a Delaware corporation, through a distribution of its common shares on the New York Stock Exchange. The Corporation is now the principal shareholder of Brookfield Homes, holding approximately 50% of its outstanding common shares. Brookfield Homes is a residential homebuilder and land developer, which builds homes and develops land in master-planned communities and infill locations in the United States.

In September 2002, Brookfield Properties issued C$200 million of Class AAA, Series F preference shares. The net proceeds of the distribution were used to redeem C$200 million of its Class AAA preference shares, Series A, B and C, held by the Corporation.

Also in September 2002, Brascan acquired a 51% interest in Tower Three, a 2.1 million square foot office building in World Financial Center in lower Manhattan, New York, for $158 million. With this acquisition, Brascan has ownership interests in all four towers of this 8.0 million square foot office complex.

In August 2002, Brascan sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary, Alberta. This transaction generated net proceeds of approximately $72 million, net of non-recourse debt on the property, based on a sale price of $193 million.

In March 2002, Brascan sold a 50% interest in Exchange Tower, a 1.1 million square foot office property in downtown Toronto, for C$155 million.

Power Generating Operations

In April 2004, Brascan announced that it had received approval for a C$85 million investment to upgrade its transmission lines in northern Ontario.

In January 2004, Brascan acquired two power stations in the State of Minas Gerais in central Brazil with a combined generating capacity of 40 megawatts (“MW”), and in March 2004 substantially completed the construction of a 25 MW cogeneration station in New Hampshire. These initiatives increased our aggregate power generating capacity to 1,827 MW.

In December 2003, Brascan acquired three hydroelectric power plants with a combined generating capacity of 17 MW located in Maine and New Hampshire from Hafslund, a Norwegian-based power company, for approximately $30 million, including working capital.

In November 2003, our power generating subsidiary, Great Lakes Hydro Income Fund, issued C$175 million of 17-year, 6.91% senior bond private placement financing, secured by its Mississagi River hydroelectric generating facilities in northern Ontario.

In June 2003, our wholly-owned power generating subsidiary, Great Lakes Power Limited, issued C$384 million of 6.6% senior bonds due June 16, 2023, secured by its hydroelectric power operations in northern Ontario. In July 2003, Great Lakes Power Limited issued an additional C$115 million in the form of 7.8% subordinated debt, also due June 16, 2023.

In May 2003, Brascan completed a $17 million transmission interconnection between its hydroelectric generating operations in Maine and the New England power grid, expanding this link from 20 MW to 130 MW.

In April and May 2003, Brascan completed the construction of two hydroelectric generating stations: a 45 MW facility in northern Ontario which replaced an older 27 MW station, and a 30 MW facility in south central British Columbia.

Brascan Corporation 2004 Annual Information Form	3

In November 2002, Brascan acquired the remaining 50% interest that it did not already own in the Lake Superior Power cogeneration plant in northern Ontario for C$67 million, comprised of approximately C$30 million in cash and the assumption of C$37 million of debt.

In May 2002, Brascan extended its power operations in the northeastern United States through the purchase of six hydroelectric generating stations in northern New Hampshire having a combined generating capacity of 31 MW for $32 million.

Also in May 2002, Brascan acquired four hydroelectric generating stations in northern Ontario with a combined generating capacity of 488 MW from Ontario Power Generation Inc. for C$346 million.

In February 2002, Brascan acquired six hydroelectric generating stations in northern Maine, with a combined generating capacity of 126 MW, and related transmission facilities for $156 million.

In February 2001, the Corporation increased its ownership of its power generating subsidiary, Great Lakes Power Inc., from 93% to 100% through the issuance of 3,900,494 Class A Limited Voting Shares of the Corporation and the payment of approximately C$250,000 in cash. Subsequently, the Corporation’s power operations have been conducted under the name “Brascan Power”.

Funds Management Operations

In March 2004, Brascan launched Brascan Strategic Asset Management, a specialist asset management group based in New York which currently manages $1.5 billion of investment assets.

In October 2003, our wholly-owned subsidiary Brascan Asset Management Inc. completed an initial public offering of trust units of the Brascan SoundVest Diversified Income Fund, generating proceeds of C$69 million.

In August 2003, Brascan completed the initial public offering of trust units in the Royal LePage Franchise Service Fund. This C$150 million fund generates cash flow from the franchise royalties and service fees of a national network of real estate franchisees and agents operating under the Royal LePage brand name.

In May 2003, Brascan established the Brascan Bridge Lending Fund, a C$500 million fund dedicated to providing bridge loans, primarily in Canada, to companies in need of access to short-term financing.

In January 2003, Brascan acquired through BREF, $44 million in common equity and subordinated debt of CRIIMI MAE as part of that company’s recapitalization. CRIIMI MAE is a commercial mortgage company that holds a portfolio of commercial mortgage-related assets and provides mortgage servicing functions for $17.4 billion of commercial mortgage loans.

In September 2002, Brascan established the Brascan Real Estate Finance Fund (“BREF”), with committed capital of US$200 million to invest in high yield real estate finance investments, primarily in the United States. This New York-based fund finances the ownership of real estate properties on a basis which is senior to traditional equity but subordinate to traditional first mortgages.

In December 2001, Brascan launched the Tricap Restructuring Fund, a C$415 million restructuring fund which invests long-term capital in companies facing financial or operational difficulties in industries where we have expertise.

Investments

In March 2004, our forest products investee company, Nexfor Inc. (“Nexfor”), announced a plan to distribute its specialty papers business to its common shareholders under the name Fraser Papers Inc., subject to shareholder approval at its annual meeting in June 2004. If the plan is approved, Nexfor will concentrate on its wood-based panel-board business and change its name to Norbord Inc.

In February 2004, CWG Acquisition Limited, a consortium of investors including Brascan, posted an offer to the shareholders of Canary Wharf Group, plc, (“Canary Wharf”) to acquire the common shares of Canary Wharf for 275 pence

Brascan Corporation 2004 Annual Information Form	4

per share under an offer closing March 23, 2004. On April 16, 2004, CWG Acquisition Limited submitted a final tender offer which expires May 21, 2004. Canary Wharf owns an 86 acre commercial property development in London, England encompassing 8.8 million square feet of office properties, either completed or under construction, and land with an additional development potential of approximately 5.7 million square feet.

In November 2003, Brascan sold its 42% interest in Northgate Exploration Limited (“Northgate”) to a syndicate of underwriters for net proceeds of C$219 million. Northgate owns a gold/copper mine in British Columbia, Canada, which was acquired in conjunction with a Brascan-led restructuring conducted by its asset management group.

In September 2003, our mining and metals investee company, Noranda Inc. (“Noranda”), sold $350 million of 6% Notes due on October 15, 2015.

In August 2003, Noranda completed a recapitalization plan involving, among other things, the reduction of its quarterly dividend from C$0.20 per share to C$0.12 per share, the issue of additional common shares, the issue of $300 million of debt, and the conversion to US dollar reporting of its financial results. In connection with this plan, Noranda completed a public offering of 28.5 million common shares at a price of C$12.65 per share for total gross proceeds of approximately C$361 million. Concurrent with the issue, Brascan purchased from Noranda, at the same price, 20 million common shares, increasing its interest in Noranda to 42%. Noranda also granted to the Corporation options to acquire any of the shares not acquired by the syndicate of underwriters. In addition, Noranda completed the sale of its remaining 11,984,900 Priority Units of Noranda Income Fund, at a price of C$9.85 per unit, to a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc.

In May 2003, Brascan announced the acquisition of 52.8 million common shares of Canary Wharf, representing an approximate 9% interest in that company. In February 2004, Brascan acquired an additional 1.0 million common shares in Canary Wharf.

In January 2003, Noranda announced a restructuring of its magnesium business to respond to major structural changes in the magnesium industry. An after-tax non-cash charge of C$630 million was reflected in Noranda’s 2002 year-end financial results. Brascan’s share of the writedown of Noranda’s magnesium business represented a non-cash charge of approximately C$255 million or C$1.44 per share. In January 2003, Brascan extended its support to Noranda by agreeing to subscribe for up to C$300 million Noranda preferred shares. Pursuant to this undertaking, Brascan subscribed for C$150 million preferred shares of Noranda in April 2003, which also issued a further C$150 million preferred shares to the public.

During 2002, Brascan increased its ownership of Nexfor from 41% to 43% through normal course purchases.

During 2001, Brascan increased its ownership of Nexfor from 33% to 41% through normal course purchases.

Corporate and Other

In April 2004, the Corporation announced a change in the declaration currency for the dividend on our Class A and Class B Limited Voting Shares from Canadian dollars to US dollars, commencing with the dividend payable on August 31, 2004. The quarterly dividend payable on this date of US$0.14 per share, representing an annualized dividend of US$0.56 per share, has also been pro-rated to reflect the three-for-two share split to be implemented by way of a stock dividend payable on June 1, 2004.

Also in April 2004, the Corporation received approval for a normal course issuer bid to purchase up to 14,000,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the Corporation’s issued and outstanding Class A Limited Voting Shares, through open market purchase on the New York and Toronto Stock Exchange during the period from April 21, 2004 to April 20, 2005. As of the date of this Annual Information Form, the Corporation has purchased no shares under this bid.

In February 2004, the Corporation announced an increase in the quarterly dividend payable on our Class A and Class B Limited Voting Shares from C$0.26 per share to C$0.27 per share, representing an annualized dividend of C$1.08, commencing with the dividend payable on May 31, 2004. The Corporation also announced a three-for-two stock split

Brascan Corporation 2004 Annual Information Form	5

to be implemented by way of a stock dividend of one-half a Class A or Class B Limited Voting Share for each Class A of Class B Limited Voting Share held, payable on June 1, 2004 to shareholders of record at the close of business on May 21, 2004.

In April 2003, the Corporation announced a change in our reporting currency from Canadian dollars to US dollars, commencing with the financial results for the first quarter of 2003. The Corporation also announced an increase in the quarterly dividend payable on our Class A and Class B Limited Voting Shares from C$0.25 to C$0.26, representing an annualized dividend of C$1.04, commencing with the dividend paid on August 31, 2003.

Also in April 2003, the Corporation received approval for a normal course issuer bid to purchase up to 14,400,000 Class A Limited Voting Shares, representing approximately 8% of the issued and outstanding Class A Limited Voting Shares of the Corporation, through open market purchases on the New York and Toronto stock exchanges during the period from April 21, 2003 to April 20, 2004. Under this bid, the Corporation purchased 1,942,000 Class A Limited Voting Shares for C$73 million at an average price of C$37.44 per share.

In March 2003, the Corporation issued two Series of notes in the U.S.A.: $200 million of 5.75% notes due March 1, 2010 and $250 million of 7.375% debentures due March 1, 2033.

In February 2003, the Corporation issued C$175 million of 15 year 5.4% redeemable retractable Class A, Series 12 Preference Shares. The net proceeds of the distribution were used for general corporate purposes.

In August 2002, the Corporation completed the acquisition of all the outstanding Class A Shares and Class B Non-Voting Shares of its subsidiary, Brascan Financial Corporation (“Brascan Financial”) (formerly Trilon Financial Corporation) not already owned, for consideration of C$359 million in cash, 11.4 million Class A Limited Voting Shares of the Corporation and 1.1 million Class A Preference Shares, Series 11 of the Corporation.

In July 2002, the Corporation issued C$73.5 million of 10 year 5.5% non-cumulative redeemable retractable Class A, Series 11 preference shares. The net proceeds of the distribution were used for general corporate purposes.

In June 2002, the Corporation issued in the U.S.A. $350 million of 7.125% notes due June 15, 2012.

In April 2002, the Corporation issued C$125 million of 8.30% Preferred Securities due June 30, 2051.

Also in April 2002, the Corporation received approval for a normal course issuer bid to purchase up to 13,900,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the issued and outstanding Class A Limited Voting Shares of the Corporation through open market purchases on the New York and Toronto Stock Exchanges during the period from April 19, 2002 to April 18, 2003. Under this bid, the Corporation purchased 6,544,700 Class A Limited Voting Shares for C$199 million at an average price of C$30.39 per share.

In December 2001, the Corporation issued C$125 million of 8.35% Preferred Securities due December 31, 2050, and issued in the U.S.A. $300 million of 8.125% senior notes due December 15, 2008.

In November 2001, holders of an aggregate of 6,950,208 of the Corporation’s Class A Preference Shares, Series 8 exchanged these shareholdings on a one-for-one basis into an equivalent number of the Corporation’s Class A Preference Shares, Series 9, paying a quarterly fixed-rate dividend based on a 5.63% annual rate. Effective on that date, the dividend on the Class A Preference Shares, Series 8 was reset, in accordance with their terms, from a quarterly fixed-rate dividend based on a 6.25% annual rate to a monthly floating-rate dividend based on the prime rate adjusted for the trading price of the Series 8 preference shares.

In September 2001, the Corporation issued 10,000,000 Class A Preference Shares, Series 10, paying a quarterly fixed-rate dividend based on a 5.75% annual rate, for gross offering proceeds of C$250 million.

In August 2001, the Corporation received rating upgrades for its long-term debt to “A(low)” from “BBB(high)” from Dominion Bond Rating Services Limited (“DBRS”), and to “A—” from “BBB” from Standard & Poor’s Rating Service (“S&P”). Also in August 2001, the Corporation’s preferred share ratings were increased to “Pfd-2(low)” and “P-2” by DBRS and S&P, respectively.

Brascan Corporation 2004 Annual Information Form	6

In April 2001, the Corporation received approval for a normal course issuer bid to purchase up to 8,652,276 Class A Limited Voting Shares, representing approximately 5% of the issued and outstanding Class A Limited Voting Shares of the Corporation. Under this issuer bid, which ran from April 19, 2001 until April 18, 2002, the Corporation purchased 6,731,000 Class A Limited Voting Shares through open market purchases for C$199 million at an average price per share of C$29.62.

In January 2001, the Corporation’s interest in Brascan Financial was increased from 65% to 71% as a result of the repurchase by Brascan Financial of 14.5 million of its Class A Shares under a substantial issuer bid. In February 2002, the Corporation’s interest in Brascan Financial was diluted to 70% as a result of the exercise of outstanding share purchase warrants issued by Brascan Financial which were to expire on February 28, 2002.

BUSINESS OF THE COMPANY

We are an asset management company, with a particular focus on real estate and power generation. As at the date of this Renewal Annual Information Form, we have direct investments of $17 billion and a further $7 billion of assets under management. These investments include 55 premier office properties and 48 power generating plants. At December 31, 2003, our operations employed approximately 6,000 people. In addition, we hold investments in companies in the natural resource sector and in Brazil, which together employ approximately 49,000 people. Brascan’s market capitalization exceeds $6.0 billion and our common shares are listed on both the New York and Toronto stock exchanges. Operating cash flows and gains totalled $624 million in 2003 and the underlying value of our assets at year end was $22 billion.

A profile of Brascan along with a description of our principal businesses follows. In addition to the information provided on our businesses in this Annual Information Form, our operating units and investee companies which are also reporting issuers have filed their own Annual Information Forms and Annual Shareholder Reports containing information specific to their respective operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Corporation.

We own and operate our operations directly as well as through partially owned companies, joint venture partnerships and investment funds that are co-owned with institutional and other partners. A list of our operating subsidiaries is set out on page 67 of this Annual Information Form. We currently manage over $7 billion of assets for an expanding group of institutional and retail investors, in addition to our own invested capital. We are continuing to broaden our joint venture and funds management relationships within our core areas of expertise.

We concentrate on businesses that generate sustainable, low-risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with many other types of operating assets.

For reporting purposes, we segregate our assets into operations, investments and working capital balances. Operations include the assets employed in our real estate, power generating and funds management operations, including the assets under development in each of those sectors. These assets represent 73% of total assets on an underlying value basis and generated approximately 85% of operating cash flows during 2003.

Our real estate assets include premier quality office properties, residential home building, development assets, income producing land, and associated services businesses. Our power generating plants are predominantly hydroelectric generating facilities located on North American river systems. The Corporation’s funds management operations consist of bridge loan, mezzanine, restructuring and other alternative investment funds focused within our areas of expertise.

Investments represent assets that do not at this time constitute part of our operations, although they may become so at a later date. Alternatively they may be sold or restructured as opportunities arise, in order to capture appreciation in value.

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We finance our operations with diversified sources of capital. Attractive low-risk financial leverage for common shares is obtained through the use of property specific mortgages that have no recourse to the Corporation and the issuance of low-rate non-participating equity securities such as preferred shares. At December 31, 2003, the Corporation’s shareholders’ interests totalled $6.4 billion at book value and $12.4 billion based on underlying value.

SUMMARY OF FINANCIAL POSITION AND OPERATING RESULTS

The following is a summarized statement of underlying values, book values and operating cash flows from our operations over the past three years:

	Underlying		Return on
YEARS ENDED DECEMBER 31	Value [3]		Assets [1]	Book Value		Operating Cash Flow

MILLIONS, EXCEPT PER SHARE AMOUNTS	%	2003	2003	2003	2002	2003	2002	2001 [2]
Assets
Real estate	53%	$11,789	12%	$8,311	$7,912	$941	$805	$806
Power generation	13%	2,990	10%	1,927	1,587	172	153	92
Funds management	7%	1,623	14%	1,215	1,138	166	140	135

	73%	16,402	12%	11,453	10,637	1,279	1,098	1,033
Investments	14%	3,085	8%	2,003	1,464	134	84	80
Cash and financial assets	6%	1,236	7%	1,236	1,050	80	77	85
Accounts receivable and other	7%	1,623	1%	1,623	1,271	9	19	26

	100%	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

Liabilities
Non-recourse borrowings
Property specific mortgages	22%	$4,881	6%	$4,881	$4,992	$300	$297	$303
Other debt of subsidiaries	9%	2,075	5%	2,075	1,867	105	106	128
Corporate borrowings	6%	1,213	6%	1,213	1,035	66	63	61
Accounts and other payables	8%	1,745	6%	1,745	1,262	88	56	51
Shareholders’ interests
Minority interests of others in assets	14%	3,223	20%	1,516	1,456	294	262	252
Preferred equity
– corporate and subsidiaries	8%	1,861	6%	1,861	1,185	83	69	68
Common equity	33%	7,348	18%	3,024	2,625	566	425	361

Total shareholders’ interests	55%	12,432	16%	6,401	5,266	943	756	681

	100%	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

Per common share		$41.45	18%	$17.54	$14.85	$3.21	$2.38	$2.06

1	Operating cash flow as a percentage of average book value

2	Pro forma to give effect to the consolidation of our real estate operations which occurred in December of 2001

3	Underlying value of liabilities represents the cost to retire on maturity

Underlying Value

The underlying value for a common share of the Corporation was $41.45 at December 31, 2003 compared with $31.60 at the end of 2002, representing an increase in value of 31% including dividend distributions.

The following table summarizes the significant contributions to the growth in value during 2003:

MILLIONS, EXCEPT PER SHARE AMOUNTS	Total	Per Share
Underlying value,beginning of year	$5,720	$31.60

Operating cash flow for common equity	566	3.21
Repurchase of common shares	(102)	0.32
Increase in value of operations	380	2.02
Change in market value of resource investments	910	5.03

Increase in underlying value during the year	1,754	10.58
Less:common share dividends paid	(126)	(0.73)

	1,628	9.85

Underlying value, end of year	$7,348	$41.45

The largest contributors to the growth in underlying value were the operating cash flow generated during the year and the increase in value of our resource investments. Increases in the value of our business operations, in particular the expansion of our power generating business and increased returns in our residential property business,

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added $2.02 per share. In addition, we were able to repurchase 4.6 million common shares during the course of the year at a cost of $102 million, adding $0.32 per share of underlying value.

Financial Profile

Total assets at book value increased to $16.3 billion as at December 31, 2003 from $14.4 billion at the end of the preceding year. The increase was due to a higher level of invested assets, as well as the impact of the higher Canadian dollar on the assets denominated in this currency.

Corporate borrowings increased by approximately $200 million due to net new debt issuances. In addition, shareholders’ interests increased with the issuance of approximately $500 million of additional preferred equity, both directly and through our commercial real estate operations, as well as undistributed earnings during the year.

Operating Results

Operating results for the past three years are summarized as follows:

MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001
Operating cash flow and gains
Total [1]	$624	$469	$388
For common equity	566	425	361
Per share	3.21	2.38	2.06
Net income before resource investments	$343	$264	$225
Per share	1.61	1.23	1.12
Net income	$408	$83	$201
Per share	1.98	0.21	0.98

1	Prior to preferred equity distributions

Operating cash flow in 2003, prior to corporate preferred equity distributions, was a record $624 million, an increase of 33% over 2002.

Each area of business recorded growth in operating cash flows, most notably the residential home building operations. In addition, Brascan recorded substantial gains on the sale of a partial interest in a commercial property and the successful completion of a major restructuring initiative.

Financing costs remained relatively consistent with prior years. Preferred equity and long-term debt were increased to finance growth initiatives; however this was offset by a lower interest rate environment. Our overall cost of capital declined slightly, to 9.5%.

Net income prior to resource investments increased in line with our operating cash flows. The major differences between these two measures are non-cash items such as depreciation and non-cash taxes.

Net income, including resource investments, increased significantly, reflecting the improved contribution from our resource investments which benefited from improved pricing and the completion of an operational restructuring in the metals business during 2002.

REAL ESTATE OPERATIONS

Our real estate operations consist of commercial properties, predominantly office properties, residential properties, income producing land, development properties and real estate services activities. We manage approximately 140 million square feet of real estate properties. This includes our own commercial properties and the approximate co-ownership interests of $2.2 billion held by institutional investors. These operations are located predominantly in North America, but also include operations in Brazil.

Brascan Corporation 2004 Annual Information Form	9

The composition of Brascan’s real estate assets and associated operating cash flows at the end of 2003 and 2002 was as follows:

	Underlying	Return on
	Value	Assets [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Commercial properties	$9,149	9.9%	$6,622	$5,960	$621	$622	$642
Residential properties	1,200	18.9%	738	650	131	105	91
Income producing land	205	5.8%	129	78	6	4	5
Development properties	1,019	6.6%	774	1,195	65	—	—
Real estate services	216	46.8%	48	29	18	14	14
Lease termination income and property gains	—	—	—	—	100	60	54

	$11,789	11.6%	$8,311	$7,912	$941	$805	$806

1	As a percentage of average book value

Commercial Properties

The composition of our commercial property portfolio at the end of 2003 and 2002, together with the associated operating cash flows, was as follows:

	Total
	Leasable	Effective	Return on
	Area	Interest	Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2003	2002	2003	2002	2001
	(000 SQ. FT.)	(000 SQ. FT.)
New York, New York	11,262	9,549	9.2%	$3,552	$3,295	$315	$307	$300
World Financial Center	6,214	5,331
One Liberty Plaza	2,214	2,214
245 Park Avenue	1,693	863
300 Madison Avenue	1,141	1,141
Toronto, Ontario	6,884	4,850	8.9%	928	758	75	63	63
BCE Place	3,429	2,616
Exchange Tower	1,393	812
Other	2,062	1,422
Calgary, Alberta	7,454	3,391	11.1%	450	380	46	37	34
Bankers Hall	2,697	1,349
Petro-Canada Centre	1,952	976
Fifth Avenue Place	1,681	841
Other	1,124	225
Boston, Massachusetts	2,163	1,103	9.9%	333	332	33	32	30
53 State Street	1,161	592
75 State Street	1,002	511
Denver, Colorado	3,017	2,811	8.6%	372	374	32	36	35
Minneapolis, Minnesota	3,008	3,008	5.5%	400	393	22	28	29
Other North America	1,851	1,851	21.3%	284	129	44	45	31
Brazil	2,216	2,216	9.3%	303	299	28	25	28

	37,855 [3]	28,779 [3]	9.5%	6,622	5,960	595	573	550
Operating income from properties sold	—	—		—	—	26	49	92

Total	37,855	28,779	11.5%	$6,622	$5,960	$621	$622	$642

Underlying value estimate				$9,149

1	As a percentage of average book value

2	Commercial property revenue less operating costs

3	Excludes development sites

The book value of our portfolio increased during the year with the completion of our 300 Madison Avenue development in New York City, which will be named the PricewaterhouseCoopers Center, and the acquisition of a property in Washington, D.C., offset in part by the sale of a 49% interest in 245 Park Avenue. The sale of 245 Park Avenue in midtown Manhattan, which valued the property at $900 million, generated gross proceeds of $438 million and resulted in a gain of $100 million for the 49% interest. This gain is included in lease termination income and property gains.

The underlying value of our commercial properties at year end is based on a 7.4% capitalization rate applied to an estimated annualized 2004 net operating income for the current portfolio, prior to lease termination income and other

Brascan Corporation 2004 Annual Information Form	10

property gains, which is projected to total $677 million. This represents growth of 13.8% over the $595 million earned in 2003 on current properties owned, a substantial portion of which is due to the addition of the 300 Madison Avenue property in late 2003.

Commercial property operations, prior to lease termination income and property gains, contributed $621 million of operating cash flow in 2003, compared with $622 million in 2002 and $642 million in 2001. Operating income from current properties increased by approximately 4% during each year.

Components of Operating Cash Flow

The components of commercial property operating cash flow were as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Operating income from current properties	$595	$573	$550
Operating income from properties sold	26	49	92

	$621	$622	$642

The components of the change in commercial property operating cash flow from year to year are contractual increas- es in rental rates, lease rollovers, lease-up of vacancies and acquisitions net of dispositions, as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)		2001 — 2003	2003	2002	2001
Prior year’s net operating income before lease termination income and property gains		$620	$622	$642	$620
Changes due to:
(i)	Contractual increases on in-place leases	45	16	16	13
(ii)	Rental increases achieved on in-place rents on re-leasing	35	10	8	17
(iii)	Lease-up of vacancies	23	3	5	15
(iv)	Acquisitions and dispositions, net	(102)	(30)	(49)	(23)

Current year’s net operating income		$621	$621	$622	$642

(i) Contractual increases on in-place leases

During 2003, contractual increases in leases added $16 million to net operating income compared with $16 million in 2002 and $13 million in 2001. Our leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in our buildings, there is generally low-risk of not achieving these increases. It has been our policy to record rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time. However, industry standards and accounting practices are moving to straight-line rent recognition commencing in 2004.

(ii) Rental increases achieved on in-place rents on re-leasing

During 2003, higher rental rates on the re-leasing of space in the portfolio contributed $10 million of increased cash flow and $8 million in 2002. At December 31, 2003, average in-place net rent throughout the portfolio was $22 per square foot, up slightly from December 31, 2002, despite challenging leasing environments across North America. The company achieved this increase largely as a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2002 and significant re-leasing initiatives in 2003 at equivalent rental rates. Average market rents remained unchanged overall during 2003 as decreases in New York and Boston were offset by increases in other markets. However, given the low expiry rate of leases in the next two years, any changes in market rents will not have a substantial impact on net operating income in the short-term.

(iii) Lease-up of vacancies

A total of approximately 6.5 million square feet of vacant space was leased in 2003 and 2002, contributing $3 million to net operating income during 2003 and $5 million in 2002. The larger increase in 2001 of $15 million, as well as rental increases of $17 million during that year (see Note (ii) above) was due to the more buoyant leasing environment in that year and major re-leasing completed in New York and Boston.

Brascan Corporation 2004 Annual Information Form	11

Our total portfolio occupancy rate at December 31, 2003 declined from 96% to 94%, primarily due to vacancy increases in Denver and Minneapolis. The leasing profiles for 2003 and 2002 are shown in the following table:

	2003		2002
AS AT DECEMBER 31	Leasable	Percentage	Leasable	Percentage
THOUSANDS OF SQUARE FEET	Area	Leased	Area	Leased
New York, New York	11,262	98%	10,113	98%
Toronto, Ontario	6,884	96%	6,883	96%
Calgary, Alberta	7,454	98%	7,570	97%
Boston, Massachusetts	2,163	98%	2,163	97%
Denver, Colorado	3,017	83%	3,017	90%
Minneapolis, Minnesota	3,008	74%	3,008	85%
Other North America	1,851	91%	1,515	97%
Brazil	2,216	93%	2,216	92%

Total [1]	37,855	94%	36,485	96%

1	Excludes development sites

(iv) Acquisitions and dispositions, net

The sale of properties reduced operating cash flow by $30 million in 2003, $49 million in 2002 and $23 million in 2001. We continued our practice of actively managing our portfolio and selling partial interests in mature, well leased properties with the sale of a 49% interest in 245 Park Avenue during 2003, as well as a smaller property in Calgary. We completed the development of 300 Madison Avenue during the last quarter of 2003. This 1.2 million square foot property located in midtown Manhattan is fully leased for 30 years to CIBC World Markets and PricewaterhouseCoopers with a CIBC covenant on 100% of the property, and will begin contributing to rental revenue in 2004. In 2002, we sold partial interests in properties located in Toronto and Calgary, and acquired 1.2 million vacant square feet located in Tower Three of our World Financial Center complex in New York City, which is included as an asset under development pending re-leasing of the property and tenant buildout of premises.

Tenant Relationships and Lease Maturities

An important characteristic of our commercial property portfolio is the strong credit quality of our tenants. Special attention is directed at our tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

Our strategy is to sign long-term leases with our tenants in order to mitigate risk and reduce overall re-tenanting costs in the portfolio. We typically commence discussions with our tenants regarding their space requirements well in advance of their contractual expiration, and while each market is different, the majority of our leases, when signed, have terms ranging from 10 to 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is approximately 5%. In New York, leases expiring prior to 2005 were aggressively re-leased in 2000 and 2001. As a result, scheduled maturities during the next two years combined represent less than 4% of our space in this major market.

Residential Properties

Our residential property activities consist primarily of single family home building across North America with a well established niche presence in the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations throughout California. We also build residential condominiums in Brazil, and have done so successfully for over 20 years. The composition of our residential property portfolio at December 31, 2003 and 2002, together with associated operating cash flows was as follows:

Brascan Corporation 2004 Annual Information Form	12

	Return on Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
California	16.0%	$361	$351	$57	$50	$45
Virginia/Ontario/Florida	16.0%	227	174	32	21	21
Alberta/Colorado	33.1%	93	64	26	24	20
Brazil	27.1%	57	61	16	10	5

Total	18.9%	$738	$650	$131	$105	$91

Underlying value estimate		$1,200

1	As a percentage of average book value

2	Revenue less cost of sales

The underlying value of our residential operations of $1.2 billion is based on an eight times multiple applied to normalized operating cash flow of $150 million. The book value of assets employed in our residential property business increased 14% to $738 million in 2003 due to the development of existing land to take advantage of increased market activity.

Operating Cash Flow

Operating cash flow from our residential operations increased to $131 million in 2003, up from $105 million in 2002. This substantial increase reflected both increased selling prices and improved margins. Home sales totalled 2,731 for the year compared with 2,892 in 2002. Lot sales in 2003, excluding the bulk sale of development lots to other builders, totalled 4,355 compared with 5,003 in 2002, as we continue our strategy of monetizing excess lots in this very positive housing environment.

Details of the home and lot sales by regional market excluding bulk sales of 4,700 lots are as follows:

YEARS ENDED DECEMBER 31	Home Sales		Lot Sales
UNITS	2003	2002	2003	2002
California	1,023	1,093	1,044	1,420
Virginia	505	461	745	791
Colorado	—	—	448	277
Ontario	318	374	—	94
Alberta	479	382	1,712	1,839
Brazil	406	535	406	535
Florida	—	47	—	47

Total	2,731	2,892	4,355	5,003

Our home building operations generated an average home price in 2003 of $370,000 per unit, an increase of 7% over 2002 levels. The increase in the average home price was due to a higher-end mix of houses sold, and increased pricing on housing sales across virtually all markets in North America.

The following is a breakdown of average prices realized on home sales in the last two years:

	2003			2002
		Average			Average
YEARS ENDED DECEMBER 31	Sales	Price		Sales	Price
	(MILLIONS)	(THOUSANDS)		(MILLIONS)	(THOUSANDS)
California	$588	$575		$624	$544
Virginia	230	456		193	411
Ontario	63	198	[1]	51	136
Alberta	56	116	[1]	38	99
Brazil	74	183	[1]	65	121
Florida	—	—		28	596

Total	$1,011	$370		$999	$345

1	Increases reflect higher value of the domestic currency compared to the US dollar

The backlog of orders for delivery in 2004, as at the date of this report, represents in excess of 50% of expected 2004 closings, higher levels than ever experienced in our operations to date.

Brascan Corporation 2004 Annual Information Form	13

Income Producing Land

Income producing land consists of timberlands and agricultural lands, which generate current income as well as having the potential for capital appreciation.

The composition of our income producing land at December 31, 2003 and 2002 was as follows:

			Underlying	Return on
			Value	Assets [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)			2003	2003	2003	2002	2003	2002	2001
	# OF ACRES
Timberlands
Owned (direct)	440,000		$125	6.2%	$89	$40	$4	$2	$3
Owned (indirect)	1,003,000	[2]
Managed	1,312,000	[2]
Agricultural lands	135,000		80	5.1%	40	38	2	2	2

Total			$205	5.8%	$129	$78	$6	$4	$5

1	As a percentage of average book value

2	The book value for our 43% share is included as a component of our investment in 43%-owned Nexfor Inc.

The underlying value of our income producing land is based on comparable transactions in the markets where our assets are located.

Timberlands

We own 440,000 acres of timberlands located in Maine, U.S., and in the State of Paraná in Brazil. We also own, through our investment in Nexfor Inc., an indirect 43% interest in timberlands in Maine and New Brunswick, Canada, of which one million acres are owned outright and a further 1.3 million acres are managed under license. We believe that this business has attractive characteristics in that it generates sustainable long-term cash flows and requires little sustaining capital expenditures. Accordingly, we have recently hired executives with forestry experience to work specifically on acquiring and managing additional timberlands for ourselves and institutional partners.

Agricultural Lands

We own 135,000 acres of prime agricultural land in the States of São Paulo and Minas Gerais in Brazil. These properties have, until recently, been utilized primarily for beef production, but are also suitable to grow sugar cane from which alcohol is produced. The Kyoto protocol has led to a substantial increase in the amount of alcohol to be contained in gasoline in certain countries, resulting in a significant increase in the value of these lands which has been reflected in recent sales of similar properties. Accordingly, we are arranging long-term leases to operators of sugar cane production facilities. These 15 to 20 year leases are expected to generate sustainable and growing annual cash flows, while retaining for ourselves the value of the land once the leases expire.

Development Properties

Development properties consist predominantly of commercial development land and density rights, and residential land owned and under option, pending future development into housing lots. These assets are owned for capital appreciation or for conversion into cash flow generating real estate.

The composition of our development properties at December 31, 2003 was as follows:

			Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)		Potential Development	2003	2002	2003		2002	2001
Commercial development properties		19.6 million sq. ft.	$509	$826	$—		$—	$—
Residential lots	– owned	34,714 lots	246	345	65	[1]	—	—
	– optioned	10,601 lots	19	24	—		—	—

Total			$774	$1,195	$65		$—	$—

Underlying value estimate			$1,019

1	Realized gain on sale of lots

Brascan Corporation 2004 Annual Information Form	14

The underlying value of our development properties is assumed for these purposes to be equal to either book value or an estimate of sale value under reasonable circumstances at their current stage of development. These assets do not generate current cash flows and as a result are not valued within the parameters of a normal cash flow multiple analysis for the Company.

Commercial Development Properties

Commercial development properties at December 31, 2003 and 2002, included the following projects:

	Projected Office Density		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	% owned	# of sq. ft. [1]	2003	2002	2003	2002	2001
Commercial Office Projects					$—	$—	$—
Manhattan
Three World Financial Center	100%	1,200,000	$212	$170
300 Madison Avenue	—	—	—	437
Penn Station development	100%	2,500,000	21	21
Toronto	25% to 65%	3,692,000	116	92
São Paulo	100%	7,500,000	33	16

		14,892,000	382	736
Condominium Projects					—	—	—
São Paulo	100%	884,000	30	20
Rio de Janeiro	100%	3,855,000	97	70

		4,739,000	127	90

Total		19,631,000	$509	$826	$—	$—	$—

Underlying value estimate			$609

1	Effective interest excluding partner

Manhattan

We completed the development of a 1.2 million square foot office tower at 300 Madison Avenue, located at 42nd Street and Madison Avenue in Manhattan in midtown New York, in the fourth quarter of 2003, on time and under budget. Accordingly, the book value was transferred to commercial properties at that time.

Currently our largest development property is a 50% interest in Three World Financial Center, the 2.1 million square foot third tower of our flagship World Financial Center complex in downtown Manhattan. We acquired the property in 2002 at a substantial discount to replacement value and are currently in the process of securing tenants for the portion owned by us, which is currently vacant.

Our proposed Penn Station development at West 31st Street and 9th Avenue in midtown New York, which is currently in the permitting process, is expected to eventually encompass 2.5 million square feet of office and related space.

Toronto

We own a 50% interest in the Bay-Adelaide Centre development property, located in Toronto’s downtown financial district, which includes full in-ground infrastructure for 1.8 million square feet of office and residential space and a fully operational revenue-generating parking facility.

We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which entails approximately 800,000 square feet of density.

Brazil

In São Paulo, Brazil, we own the Green Valley Office Park, which currently encompasses 300,000 square feet of built office space. We also own density to build commercial office space of up to a further 7.5 million square feet, and condominium density of a further 884,000 square feet, to be developed over the next fifteen years. In Rio de Janeiro, we own 3.9 million square feet of condominium density in Barra da Tijucca which will be built over the next 10 years.

Brascan Corporation 2004 Annual Information Form	15

Residential Development Properties

Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for three years.

		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	# of Lots	2003	2002	2003	2002	2001
Residential lots — owned		$246	$345	$65	$—	$—
California	3,841
Northern Virginia	225
Denver, Colorado	3,266
Alberta	24,847
Ontario	2,535

	34,714
Residential lots — optioned		19	24	—	—	—
California	8,490
Northern Virginia	2,111

	10,601

Total	45,315	$265	$369	$65	$—	$—

Underlying value estimate		$410

Our residential lands are acquired and developed for future use in our home building operations or for sale to other builders. We own substantial land holdings across North America, most purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.

Over the past year, with strong markets we have chosen to sell lots to other home builders, rather than continue to hold these lots for capital appreciation or for future conversion into homes for sale. We recorded gains of $65 million during 2003 on sales of this nature. We have optioned lots for future years in our most active markets to ensure that we have low-risk access to lots to support our future home building activities. To that end, we hold options on over 10,000 lots in our U.S. markets in return for option payments and the provision of our entitlement and planning expertise.

Real Estate Services

We operate a broad array of real estate services which leverage our real estate presence across North America. These services include commercial brokerage and investment banking services, residential property services and the management of 140 million square feet, including our own assets. Our scale provides us with the platform to deliver superior services offered to our tenants and clients. The composition of the real estate services operations at December 31, 2003 and 2002 was as follows:

	Return on Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Royal LePage Commercial Brokerage Services	53.3%	$8	$7	$4	$2	$1
Centract Residential Property Services	54.1%	27	10	10	9	10
Brookfield LePage Facilities Management	37.5%	9	7	3	2	2
Brookfield Residential Management Services	22.2%	4	5	1	1	1

Total	46.8%	$48	$29	$18	$14	$14

Underlying value estimate		$216

1	As a percentage of average book value

2	Revenue less operating cost

The underlying value of our real estate services operations for these purposes is based on a 12 times multiple of net fee income, a conservative valuation when comparing to U.S. trading multiples for similar operations.

Royal LePage Commercial Brokerage Services

Royal LePage Commercial provides commercial leasing, sales, appraisal and brokerage services across Canada. This operation has the largest share of many major markets across Canada and we continue to look at consolidation opportunities. Our advisory services group leverages our commercial brokerage, bridge lending and asset management operations to earn fees and also assists in developing opportunities for our other operations. We invested significant time and effort in expanding this business during 2003 and hired a number of key people to build this operation further.

Brascan Corporation 2004 Annual Information Form	16

Centract Residential Property Services

Through Centract, we provide a wide array of services to homeowners, corporations and institutions, such as mortgage settlement, home appraisal, relocation and move-in services. We also provide services to the Royal LePage real estate franchise network, a residential property brokerage organization with 8,000 agents across Canada. Royal LePage completed 21% of all home sales in Canada in 2003. We successfully established a public royalty trust during the year to surface the value and finance the ownership of the franchise contracts associated with this business. This enabled us to reduce our capital committed to the business by C$121 million and establish a valuable platform for future growth.

Brookfield LePage Facilities Management

We own 40% of the largest facilities management operation in Canada in partnership with Johnson Controls, the largest facilities management operator in the world. Our joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the outsourcing of facilities worldwide. During 2003, new contracts included the management of 20 million square feet of premises for British Columbia Buildings Corporation.

Brookfield Residential Management Services

We own 100% of one of the premier condominium and apartment management operations in Toronto, Canada, providing upscale management services to approximately 35,000 residential units.

Lease Termination Income and Property Gains

Property gains during 2003 of $100 million relate to the sale of a 49% interest in 245 Park Avenue as described above. During 2002, we generated $60 million of gains on the sale of partial interests in office properties for proceeds of $290 million. There were no significant lease termination payments during either 2003 or 2002. While these events are opportunistic and difficult to predict, the dynamic tenant base which is typical of our buildings should produce similar opportunities in the future.

POWER GENERATING OPERATIONS

Our power generating operations are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. These operations are predominantly wholly-owned, although we do share ownership of some operations with retail partners in an income trust, and we anticipate sharing the ownership of additional assets with institutional partners once we have achieved sufficient scale in this business, similar to our strategy for our commercial property portfolio. The composition of our power generating operations at December 31, 2003 and 2002 and the associated operating cash flows were as follows:

			Return on
	Capacity (MW) [1]		Assets [2]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2003	2003	2002	2003	2002	2001
Ontario, Canada	957	939	11.7%	$977	$770	$102	$83	$54
Quebec, Canada	266	266	10.9%	328	272	33	40	29
Northeast United States	174	157	7.6%	228	192	16	15	—
Other North America	304	274	7.7%	299	246	21	15	9
Brazil	60	—	—	50	—	—	—	—

	1,761	1,636	10.2%	1,882	1,480	172	153	92
Under development	25	135	—	45	107	—	—	—

Total	1,786	1,771	9.8%	$1,927	$1,587	$172	$153	$92

Underlying value estimate				$2,990

1	Megawatts (“MW”)

2	As a percentage of average book value

During the first quarter of 2004, Brascan acquired two hydroelectric generating stations in Brazil with 41 MW of capacity and substantially completed a 25 MW cogeneration station in New Hampshire, increasing our total generating capacity to 1,827 MW.

Brascan Corporation 2004 Annual Information Form	17

The book value of our power generating assets increased principally due to the acquisition during the year of additional operations, the completion of projects under construction, including the recent completion of three plants in Brazil, and the increased carrying value of our Canadian operations due to currency appreciation.

The underlying value of our power generating operations is based on a 12 times multiple of normalized net operating cash flows, assuming long-term average precipitation levels and an average selling price of 4.34 cents per kilowatt hour (“KWh”).

Power generating operations contributed $172 million to operating cash flow in 2003, compared with $153 million in 2002. The increase reflected capacity added during 2003 and 2002, which was offset in part by low precipitation levels.

Power Generating Facilities

As of April 30, 2004, we own operating interests in 48 power generating stations with a combined generating capacity of 1,801 megawatts. Of these stations, 41 are hydroelectric facilities located on river systems in six geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine, New Hampshire and Louisiana. We also own five hydroelectric stations in southern Brazil, and two cogeneration facilities in Ontario and New Hampshire. These facilities are capable of producing approximately 7,500 gigawatt hours of electricity annually.

Our power operations are strategically located with transmission interconnections between Ontario and Quebec. These interconnections allow us to sell surplus power into the highest-priced regions as opportunities arise.

Our power generating operations in North America are located on 15 river systems in nine different watersheds which provides important diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce 25% of our total annual generation and provide additional protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods.

Our total power generation capacity at April 30, 2004 is summarized in the following table:

				Installed	Long-term Average
		Generating	Generating	Capacity	Generation
	Ownership	Stations	Units	(MW)	(GWh)
Ontario, Canada
Great Lakes Power Limited	100%	12	21	349	1,610
Mississagi Power	100%	4	8	488	750
Valerie Falls Power	100%	1	2	10	52
Lake Superior Power [1]	100%	1	3	110	850

		18	34	957	3,262

Quebec, Canada
Lièvre River Power	100%	3	10	238	1,428
Pontiac Power	100%	2	7	28	210

		5	17	266	1,638

Northeast United States
Maine Power	100%	7	32	129	747
New Hampshire Power	100%	8	25	45	263
White Mountain Power [1]	100%	1	1	25	184

		16	58	199	1,194

Other North American
Louisiana HydroElectric Power	75%	1	8	192	677
Powell River Energy	50%	2	7	82	261
Pingston Power	50%	1	2	30	78

		4	17	304	1,016

Brazil	68%	5	12	101	411

Total		48	138	1,827	7,521

1	Cogeneration stations

Brascan Corporation 2004 Annual Information Form	18

We completed the construction of five hydroelectric power generating plants during 2003. Three of these plants were in Brazil, one in British Columbia and one in Ontario. During the first four months of 2004, we purchased two more hydroelectric power stations in Brazil and completed construction of one cogeneration station in New Hampshire. We are also examining a number of opportunities to acquire additional hydroelectric power plants in North America with the objective of continuing to expand our generating base.

Operating Margins

Our power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs of approximately one cent per kilowatt hour. This compares extremely favourably with other forms of power generation. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent re-turbining of many of our facilities. Our power plants are also environmentally preferable to most other forms of electricity generation and produce virtually no harmful emissions.

The revenue, costs and operating margins of our power generating operations are as follows:

AS AT DECEMBER 31, 2003		Cash	Operating
CENTS PER KWH	Revenue	Costs	Margins
Ontario, Canada	4.8	1.3	3.5
Quebec, Canada	4.4	0.8	3.6
Northeast United States	4.6	1.5	3.1
Other North America	2.7	0.6	2.1
Brazil	4.0	0.8	3.2

Weighted Average	4.3	1.1	3.2

Cash Flow Growth

Operating cash flow from our power generating business increased in 2003 to $172 million, up from $153 million in 2002. The following table illustrates the change in operating cash flows from the Company’s power generating business during the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)		2001 – 2003	2003	2002	2001
Prior year’s net operating income		$84	$153	$92	$84
(i)	Hydrology variations within existing capacity	—	(10)	15	(5)
(ii)	Variation in prices and operational improvements	15	(8)	13	10
(iii)	Acquisitions	73	37	33	3

Current year operating cash flow		$172	$172	$153	$92

(i)	Hydrology variations within existing capacity

Generation from existing capacity decreased to 4,231 gigawatt hours during the year, down from 4,356 gigawatt hours in 2002, due to unusually dry conditions in northern Ontario and western Quebec during the first half of 2003. This reduced cash flow from our power generating operations by $10 million in 2003 compared to an increase of $15 million in 2002.

The impact of regional dry conditions was offset by improved hydrology results in Louisiana. The continued expansion of our operating base into different watersheds and river systems should reduce the relative significance of hydrology variances in the future.

Water levels improved significantly towards the end of 2003 and results in the fourth quarter exceeded long-term averages. The favourable conditions have continued into 2004 and all facilities are currently operating at above average generation levels.

(ii)	Variation in prices and operational improvements

We experienced lower prices during 2003, relative to the higher price environment experienced during the weather extremes in 2002. As a result, we did not benefit as much from our ability to use our reservoirs to capture peak pricing as in the prior years. We increased our base level of revenue pricing due to our power sales contracts which have clauses to provide for price increases every year, primarily linked to inflation. We expect to improve our performance with respect to capturing peak pricing during 2004.

Brascan Corporation 2004 Annual Information Form	19

(iii)	Acquisitions

The acquisition of 19 hydroelectric stations in Ontario, Maine and New Hampshire totalling 662 megawatts during the past three years contributed an incremental 2,016 gigawatt hours of production and an additional $37 million of operating cash flow during 2003. This new capacity, much of which was acquired in the first half of 2002, contributed $33 million in that year and $3 million in 2001. The additional facilities also further diversify our watersheds, thereby reducing hydrology risk, and position us as a leading generator in Ontario and an important participant in the New England electricity markets.

Contract Profile

We endeavour to maximize the stability and predictability of power generating revenues through the use of fixed-price contracts to minimize the impact of price fluctuations, and the diversification of watersheds and the use of water storage reservoirs to minimize fluctuation in total generation levels.

Approximately 82% of our projected 2004 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on uncommitted capacity. Our long-term sales contracts have an average term of 13 years and counterparties are almost exclusively customers with long- standing credit history or investment grade ratings. Our policy is to use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation such that between 15% and 20% of total revenues is based on spot pricing. This approach provides an appropriate level of revenue stability, without exposing the Company to undue risk of contractual shortfalls and provides the flexibility to enhance profitability through the production of power during peak price periods.

The following table illustrates our expected revenue profile over the next five years:

YEARS ENDED DECEMBER 31	2004	2005	2006	2007	2008
Long-term bilateral contracts	54%	54%	55%	55%	55%
Financial contracts [1]	18%	20%	20%	20%	20%

Total fixed-price power sales contracts	72%	74%	75%	75%	75%
Regulated transmission and distribution revenue	10%	10%	10%	10%	10%

	82%	84%	85%	85%	85%
Uncommitted wholesale generation	18%	16%	15%	15%	15%

Total	100%	100%	100%	100%	100%

1	Largely expire prior to 2006, however, our policy is to forward-sell sufficient wholesale production to maintain a locked-in position on 80% to 85% of expected revenues

FUNDS MANAGEMENT OPERATIONS

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. These funds are currently concentrated in five areas of activity: Bridge Lending, Mezzanine Finance, Restructuring, Opportunistic Investments and Structured Product activities. Our current industry focus is in real estate, power generation and resources.

We believe that the combination of our strong operating experience and presence in a variety of industries, together with our financial expertise, enables us to earn superior risk-adjusted returns in our selected areas. This performance, combined with our willingness and ability to invest significant capital alongside our co-investors, makes us an attractive investment partner.

We typically commit a significant amount of our own capital to the funds that we manage. Accordingly, the $5 billion which we manage in this business includes $1.2 billion of our own capital. We expect that the amounts managed on behalf of partners will grow substantially over time. This should result in increased returns on our capital as we will not only earn our proportionate share of the investment returns for each fund, but we will also be entitled to earn management and performance based incentive fees.

Brascan Corporation 2004 Annual Information Form	20

In addition, we continue to own certain financial assets directly, which we acquired prior to establishing our investment funds or because they do not fit the specific mandate of any one of our current funds. As many of these funds have only recently been launched, performance fees earned to date have been modest, although we expect these to grow over time.

The following table shows the composition of the book values and funds under management at December 31, 2003 and 2002, together with the associated operating cash flows:

	Assets Under
	Management [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Bridge Lending Fund	$675	$318	$538	$21	$37	$61
Real Estate Finance Fund	600	157	—	8	—	—
Restructuring Fund	353	64	89	8	9	9
Real Estate Opportunity Fund	190	—	—	—	—	—
Structured Products and Capital Markets	1,850	561	441	95	84	48
Traditional assets under management	1,215	—	—	—	—	—
Other	115	115	70	34	10	17
Total	$4,998	$1,215	$1,138	$166	$140	$135

Underlying value estimate		$1,623

1	Includes committed capital

The underlying value of our funds management operations is based on the book value of the assets together with a value attributed to the associated fee streams on a 12-times multiple.

Bridge Lending Fund

The Brascan Bridge Lending Fund is a C$500 million fund dedicated to providing bridge loans, primarily in Canada. Established in 2003, the Fund leverages our 20-year history of bridge lending, offering tailored lending solutions to companies in need of access to short-term financing. We have committed C$225 million of capital and four institutional partners, including Sun Life of Canada and a major government financial institution, have committed the balance of C$275 million of capital. For larger transactions, we may invest directly and have granted co-investment rights to our partners to allow them to participate.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Brascan Bridge Lending Fund	$385	$28	$—	$2	$—	$—
Directly held bridge and corporate loans	290	290	538	19	37	61

Total	$675	$318	$538	$21	$37	$61

Loans advanced during the year include a C$30 million loan to a commercial real estate investor on a mezzanine basis to acquire a C$200 million real estate portfolio, a C$80 million working capital facility to a Canadian manufacturing company and C$35 million of debtor-in-possession financing to a manufacturing company. We also hold $290 million of bridge and corporate loans which were advanced prior to the establishment of the Fund, although we expect that most of our future bridge lending activity will be conducted through this Fund.

Real Estate Finance Fund

The Brascan Real Estate Finance Fund (“BREF”) is a $600 million fund which finances the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Established in 2002, the Fund combines our own 35-year established track record in real estate and finance with one of the more experienced New York-based management teams in the business. We provided $200 million of initial capital and are in the process of raising $400 million from institutional investors.

Brascan Corporation 2004 Annual Information Form	21

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Real Estate Finance Fund	$600	$157	$—	$8	$—	$—

Office property loans		56	—
Retail property loans		56	—
CMBS REIT		45	—

Total	$600	$157	$—	$8	$—	$—

BREF is focused on three main areas of real estate finance: mezzanine financing for property owners; real estate related corporate finance transactions; and real estate structured finance products.

During 2003, we acquired a $50 million mezzanine loan on the 900,000 square foot Woolworth office property in downtown Manhattan; a $10 million junior first mortgage on the 1,250,000 square foot Colonie Center Mall in Albany, New York; and a $20 million cross-collateralized loan on four shopping centres in the northeast U.S. We also acquired a $30 million subordinated debenture and 10% of the common equity interest in Criimi Mae, a public CMBS REIT.

Restructuring Fund

The Tricap Restructuring Fund is a C$415 million restructuring fund, which invests long-term capital in companies facing financial or operational difficulties in industries where we have expertise. Established in 2002 with a dedicated management team, the Fund benefits from our 20 years of experience in restructuring companies. We have committed C$200 million of the capital and institutional investors, including Canada Pension Plan Investment Board and others, have provided the other C$215 million.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Tricap Restructuring Fund	$320			$6	$4	$3
Doman Industries		$31	$31
Other		—	17
Directly held restructuring assets	33	33	41	2	5	6

Total	$353	$64	$89	$8	$9	$9

During the year we continued to work on the restructuring of Doman Industries, a western Canadian forest products company with a total fund investment of $62 million; and in late 2002 advanced C$55 million to a manufacturing company, which was repaid after six months following the sale of a division.

Directly held restructuring assets relate to initiatives commenced prior to the establishment of the Fund. Similar to our bridge lending business, we expect that most of our future restructuring assignments will be conducted through Tricap.

During the year, we disposed of our investment in Northgate Exploration for a $57 million gain, included in Investments on page 23 of this Annual Information Form, completing the restructuring which was commenced in 1998. The Northgate restructuring involved successfully completing a major gold/copper mine in British Columbia and bringing it into production.

Real Estate Opportunity Fund

The Brascan Real Estate Opportunity Fund is a C$250 million real estate fund established late in 2003 to invest in underperforming commercial real estate, other than premier office properties which will continue to be pursued through our direct real estate operations. The Fund leverages our 35 years of real estate experience, our other real estate platforms and has a dedicated management team which had previously been pursuing these types of activities within our commercial property operations for over ten years. We provided the initial capital and will begin raising funds from other investors in late 2004 after the completion of a number of initial investments.

Our objective is to acquire underperforming real estate which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital.

Brascan Corporation 2004 Annual Information Form	22

Structured Products and Capital Market Investments

We have developed a number of structured products directed towards both retail and institutional investors. In addition we maintain portfolios of public securities such as high yield bonds, preferred shares and common equities. The capital invested in these activities at year end was $561 million, with a total of nearly $1.9 billion under management.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Imagine Reinsurance	$1,200	$288	$191	$23	$23	$10
Brascan SoundVest Diversified Income Fund	50	—	—	—	—	—
Titanium Asset Backed Trust	100	—	—	—	—	—
Securities portfolios	500			72	61	38
High yield bonds		86	107
Equity securities		187	143

Total	$1,850	$561	$441	$95	$84	$48

During the year, wholly-owned Imagine Reinsurance continued to expand its reinsurance operations and reported increases in operating cash flow. We also launched a retail product offering under the name of Brascan SoundVest Diversified Income Fund, a fund of income funds. Investment advisory and portfolio management services are provided by SoundVest Capital Management Ltd. SoundVest Capital is 50%-owned by Brascan and 50% by its successful investment management team. Lastly, we launched Titanium Trust, an asset backed trust which finances receivables and other assets purchased from our own operations as well as others. This trust issues short-term asset backed commercial paper and medium-term notes and will over time assist us to lower our overall cost of capital.

We continued to actively invest in high yield bonds and other publicly traded securities. These activities, which utilize the knowledge and experience gained from our operating activities, rely on careful due diligence and a value based investment philosophy. The dramatic strengthening of the high yield markets provided us with exceptional returns over the past two years.

From time to time, in our areas of industry expertise, we also take positions in securities which we believe to be undervalued. During 2003, we acquired a 9.2% interest of Canary Wharf Group, plc at a cost of approximately $153 million. This investment has evolved into a potential major corporate initiative, and accordingly, is included in Investments. We also took a position in Rayonier, a company that owns timberlands, and sold our investment following the Company’s announcement of its conversion into a Timber REIT.

Traditional Assets Under Management

While we have focused principally on alternative assets under management, we have also established joint ventures and have invested small amounts of capital with a number of expanding traditional managers of equity and fixed income. Our infrastructure and position in the capital markets assists our partners to expand their businesses with confidence and these relationships provide us with additional perspective on the financial markets.

		Assets Under
		Management
MANAGER	Investment Type	2003
Highstreet Investment Management	Equities/Fixed Income	$550
Mavrix Investment Management	Mutual Funds	265
SoundVest Capital Management	Equities/Fixed Income	400

Total		$1,215

Growth Opportunities

Having established a number of new funds over the past two years, we plan to concentrate on integrating each of these funds into our operating platform and investing additional capital within these operations. Accordingly we do not expect to introduce additional funds in 2004, although we plan to expand the number of funds offered over time.

Brascan Corporation 2004 Annual Information Form	23

We have recently established a partnership with Tri Continental Capital Ltd., an experienced lender of equity capital to the residential home building industry. Our 20 years of experience in the residential home building area combined with the Tri Continental team’s 13 year record of success should enable this partnership to provide superior risk adjusted returns. As co-general partner of a new $275 million fund, we will commit up to $75 million of capital and work with management to complete their fund raising and begin to invest the capital in 2004.

INVESTMENTS

Investments consist of assets which do not currently form part of our operations, but which may be integrated into our operations in the future, or alternatively may be disposed of, on an opportunistic basis.

				Underlying
				Value		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31		# of	%
(MILLIONS)	Location	Shares	Interest	2003		2003	2002	2003	2002	2001
Real Estate
Canary Wharf Group, plc	London, UK	52.8	9%	$257	[1]	$153	$—	$—	$—	$—
Resources
Noranda Inc.	Worldwide	122.6	42%	1,938	[1]	1,212	877	49	48	48
Nexfor Inc.	N. America/UK	63.8	43%	532	[1]	356	309	18	16	14
Northgate Exploration Limited	British Columbia	—	—	—		—	67	57	1	—
Katahdin Paper Company, LLC	Maine	—	100%	76	[2]	76	—	(2)	—	—
Business Services
Hotel/Ticket Services	Brazil	—	23%/40%	100	[2]	24	17	9	7	8
NBS/MediSolution	Canada	38.1/95.1	91%/61%	72	[2]	72	75	—	(1)	—
Banco Brascan, S.A.	Rio de Janeiro	—	40%	45	[2]	45	37	3	13	10
Other		—	—	65	[2]	65	82	—	—	—

Total				$3,085		$2,003	$1,464	$134	$84	$80

1	Based on December 31, 2003 quoted market prices

2	Based on available benchmarks

Real Estate

Canary Wharf Group, plc

We owned approximately 53 million shares of Canary Wharf Group, plc with a market value of $257 million at year end based on a market price of 270 pence. The Canary Wharf estate consists of approximately 13.1 million square feet of office and retail space, located in close proximity to the City of London. Canary Wharf Group, plc owns 8.8 million square feet of properties on the estate along with an additional one million square feet of office space currently under construction and additional land with potential for further development of approximately 5.7 million square feet of office space. The shares were purchased in 2003 following a significant decline in their trading value. Along with several institutional partners, we have formed an investment group, with Brascan as the operating partner and asset manager, and have made an offer to the existing shareholders of Canary Wharf Group, plc to acquire a larger equity interest and operational control of the Company.

Resources

Noranda Inc.

We own approximately 123 million shares, or 42% of Noranda Inc. (“Noranda”). Our investment increased from 96.6 million shares, or 40% at the end of 2002 as we subscribed for $197 million in common shares as part of an equity financing by Noranda, in addition to participation in Noranda’s dividend reinvestment plan.

Noranda is a base metals company with $8 billion of assets. The major commodities produced are nickel, copper, zinc and aluminum. During the past two years, Noranda completed the development of a number of world-class mining and processing assets, shut down inefficient production capacity, implemented productivity improvements and completed a financial restructuring.

Brascan Corporation 2004 Annual Information Form	24

Metal prices increased significantly in the latter half of 2003, and continue to increase through early 2004. The increased prices, together with productivity improvements, had a positive impact on cash flow from operations through the third and fourth quarters of 2003. Notwithstanding these improvements, the full benefits have not yet been realized because current price increases will not be reflected until the 2004 results are reported. The following table shows Noranda’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002
Cash flow from operations
Copper	$313	$206
Nickel	323	154
Aluminum	59	66
Zinc	4	(5)
Discontinued operations and unallocated costs	(122)	(95)

Cash flow from operations	577	326
Restructuring charges	(24)	(498)
Depreciation and other non-cash items	(519)	(275)

Net income (loss)	$34	$(447)

Noranda is traded on both the New York and Toronto stock exchanges. Further information on Noranda is available through its web site at www.noranda.com.

Nexfor Inc.

We own approximately 64 million shares, or 43% of Nexfor Inc. (“Nexfor”). Our investment increased from 62 million shares at the end of 2002 as we acquired 2 million shares during the year through Nexfor’s dividend reinvestment plan.

During 2003, Nexfor reported net income of $126 million compared with $13 million in 2002. This strong performance was driven by an increase in panelboard prices, in particular oriented strandboard (“OSB”) prices, which increased dramatically during the year. OSB prices increased from $130 per thousand square feet at the start of the year to a high of $465 per thousand square feet. Unfortunately, Nexfor’s paper operations suffered a loss during the year due to low product prices and restructuring charges.

Nexfor benefited from the expansion of its building products operations in 2002 with the acquisition of three oriented strandboard mills located in the south-central United States and the successful start-up of a fourth facility in Alabama. As Nexfor’s performance is highly leveraged to OSB, it is expected that the first quarter of 2004 will generate exceptionally strong results based on the prices received for sales contracted to date.

The following table shows Nexfor’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002
Cash flow from operations
Building products	$376	$125
Specialty papers	(43)	24
Unallocated costs	(24)	(37)

Cash flow from operations	309	112
Restructuring charges	(17)	—
Depreciation and other non-cash items	(166)	(99)

Net income	$126	$13

Nexfor is traded on the Toronto Stock Exchange. Further information on Nexfor is available through its web site at www.nexfor.com.

Brascan Corporation 2004 Annual Information Form	25

Northgate Exploration Limited

We sold our 42% interest in Northgate Exploration Limited (“Northgate”) in November 2003. Northgate is a publicly traded mid-tier gold producer. This investment resulted from the successful restructuring of the Kemess gold mine in British Columbia. After an operational restructuring, we transferred the mine to Northgate, and refinanced our capital investment with two equity issues. On completion of the financial and operational restructuring, we sold our interest in Northgate through a broad public distribution in the capital markets.

Katahdin Paper Company, LLC

We own a 280,000 ton directory paper plant in East Millinocket, Maine and a 185,000 ton supercalender fine paper plant in Millinocket, Maine, which operates under the name Katahdin Paper. The operations were acquired out of bankruptcy in April 2003. The directory plant has been restarted and is currently generating positive cash flows. Nexfor is managing these operations for us, and in return we have granted them an option to acquire the operations at a predetermined price based on our investment and cost of capital employed. Once restructured, these assets will either be integrated into Nexfor’s paper operations or sold by us to another industry participant.

Business Services

Hotel and Ticket Services

We own, in partnership with the Accor Group of France, an effective 23% interest in a joint venture which owns and manages the Accor Group hotel brands in Brazil. The brands include Novotel, Sofitel, Ibis and Formula One.

We also own a 40% interest in a Ticket Services business in partnership with Accor. Ticket Services has been in operation as a voucher services business in Brazil and Argentina since the early 1980s. the Company provides paper and electronic vouchers to corporations who utilize them in their compensation programs for employees and for other cash free uses such as fuel vouchers.

NBS Technologies Inc. and MediSolution Ltd.

We own approximately 38 million shares, or 91% of NBS Technologies Inc. (“NBS”, formerly Mist Inc.). NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. We increased our interest in NBS to 91% from 55% in 2003 with the purchase of our former partners’ interest. Further information on NBS is available through its web site at www.nbstech.com. We also own approximately 95 million shares or 61% of MediSolution Ltd., which develops and manages medical human resources management software and systems to the hospital industry, primarily in Canada. The company’s common shares are publicly traded on the Toronto Stock Exchange. Our interest increased to 61% from 41% at the end of 2002 upon conversion into equity of a debenture we owned. These balances reflect the carrying values of the operating assets of these businesses, excluding working capital and indebtedness. Further information on MediSolution is available through its web site at www.medisolution.com.

Banco Brascan, S.A.

We own 40% of Banco Brascan, which is a South American investment bank based in Rio de Janeiro and São Paulo, Brazil. The balance of the Company is owned 40% by Mellon Financial Group and 20% by management. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.

Brascan Corporation 2004 Annual Information Form	26

CAPITAL RESOURCES AND LIQUIDITY

Brascan is committed to maintaining high levels of liquidity and access to a broad range of low cost capital resources. This enables us to provide financial stability and a low cost of capital for our operations, and ensures that we can react quickly to potential investment opportunities. Our liquidity consists of cash and financial assets, as well as committed lines of credit. Furthermore, we generate high levels of free cash flow within our businesses and have minimal sustaining capital expenditure requirements. Free cash flow in 2003 was $733 million.

Our capital resources include corporate debt and other borrowings which do not have recourse to Brascan, as well as preferred and common equity issued by Brascan and certain of our operating business units. Shareholder interests also includes the equity interests of others in our assets, which consist principally of common shares of our North American commercial office property operations.

During the year, we raised $1.6 billion through the issuance of preferred equity, income trust units and long-term debt, enabling us to remain in a very solid financial position.

CASH AND FINANCIAL ASSETS

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay revolving credit lines and invest in shorter term financial assets which generate better returns while still providing a source of liquidity to fund investment initiatives. Cash balances at December 31, 2003 totalled $382 million.

Financial assets represent securities that are not actively deployed within our financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. The market value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

	Book Value		Operating Cash Flow [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2003	2002	2001
Cash	$382	$332	$35	$26	$29
Government bonds	49	51	4	5	4
Corporate bonds	387	230	12	14	8
Preferred shares	342	397	27	28	41
Common shares	76	40	2	4	3
Other	—	—	9	19	26

Financial assets	854	718	54	70	82

Total	$1,236	$1,050	$89	$96	$111

Underlying value estimate	$1,236

1	Investment income

CAPITALIZATION

The strength and diversification of the income streams generated by our various operations reduce financing costs below that of many peers who operate in only one of our selected areas of business. Through the continuous monitoring of the balance between debt and equity financing, and maintaining access to a broad range of financing sources, we are able to reduce our weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.

Our overall weighted average cost of capital, using a 20% return objective for our common equity, is 9.5% compared with 9.6% in 2002. This reflects the low cost of non-participating preferred equity issued over many years, principally in the form of perpetual preferred shares, as well as the low cost of non-recourse investment grade financings achievable due to the high quality of our commercial properties and power generating plants.

Brascan Corporation 2004 Annual Information Form	27

The following schedule details the capitalization of the consolidated liabilities and shareholders’ interests at the end of 2003 and 2002 and the related cash costs:

	Underlying	Cost of
	Value [1]	Capital [2]	Book Value		Operating Cash Costs
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Liabilities
Non-recourse borrowings
Property specific mortgages	$4,881	6%	$4,881	$4,992	$300	$297	$303
Other debt of subsidiaries	2,075	5%	2,075	1,867	105	106	128
Corporate borrowings	1,213	6%	1,213	1,035	66	63	61
Accounts and other payables	1,745	6%	1,745	1,262	88	56	51
Shareholders’ interests
Minority interests of others in assets	3,223	20%	1,516	1,456	294	262	252
Preferred equity	1,861	6%	1,861	1,185	83	69	68
Common equity	7,348	18%	3,024	2,625	566	425	361

	12,432	16%	6,401	5,266	943	756	681

	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

1	Underlying value of liabilities represents the cost to retire on maturity

2	As a percentage of average book value

We have benefited recently from unprecedented low interest rates, particularly short-term rates, although as rates appear poised to increase we are locking in longer term fixed rates. This may result in a modest increase in our cost of capital during 2004, but should protect our returns over the longer term.

LIABILITIES

Property Specific Mortgages

Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgage bonds which do not have recourse to Brascan or our operating entities.

The composition of the Company’s borrowings which have recourse only to specific assets is as follows:

		Cost of
		Capital	Book Value		Operating Cash Costs [1]
	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2003 [2]	2003	2002	2003	2002	2001
Commercial properties	12	6%	$4,149	$4,413	$255	$258	$278
Power generation	17	6%	732	579	45	39	25

Total	13	6%	$4,881	$4,992	$300	$297	$303

1	Interest expense

2	As a percentage of average book value

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average maturity of 13 years.

Commercial property borrowings represent mortgage debt on real estate properties. Our commercial property operations have very little general corporate indebtedness since we finance this business primarily with mortgages with recourse only to specific properties. At the end of 2003, these mortgages had an average term of 12 years and a weighted average interest rate of 7%.

Power generation borrowings consist of financings secured by specific power facilities with an average fixed interest rate of 7%. We completed two “A(low)” rated asset backed financings in 2003. The first was a 20-year C$384 million financing on our Great Lakes Power generation system in northern Ontario, and the second was a 17-year C$175 million financing on the Mississagi Power generation assets, also in northern Ontario. The coupons were 6.6% and 6.9%, respectively and provide long-term, low-risk, non-recourse financing to leverage the returns from these assets.

Brascan Corporation 2004 Annual Information Form	28

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Commercial properties	$281	$454	$163	$612	$252	$2,387	$4,149
Power generation	7	45	4	3	3	670	732

Total	$288	$499	$167	$615	$255	$3,057	$4,881

Percentage of total	6%	10%	3%	13%	5%	63%	100%

Other Debt of Subsidiaries

The composition of the borrowings which have recourse only to assets owned by the Corporation’s subsidiaries is as follows:

		Cost of
		Capital	Book Value		Operating Cash Costs [1]
	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2003 [2]	2003	2002	2003	2002	2001
Power generation	2	7%	$375	$375	$22	$23	$30
Funds management	5	6%	647	587	34	29	28
Real estate	2	5%	576	429	19	12	18
International operations and other	9	9%	477	476	30	42	52

Total	4	5%	$2,075	$1,867	$105	$106	$128

1	Interest expense

2	As a percentage of average book value

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations borrowed by subsidiaries. Power generating debt consists largely of U.S. public notes which are rated BBB by S&P, Baa3 by Moody’s and BBB(high) by DBRS and which mature in 2004 and 2005.

The corporate bonds issued by our funds management operations are rated A(low) by DBRS and BBB+ by S&P. At December 31, 2003, our funds management operations had $386 million undrawn committed credit facilities, which are largely utilized as back-up facilities for the issuance of commercial paper.

Residential property debt consists primarily of construction financing which is repaid from the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences.

A portion of the outstanding debt of our international operations is denominated in local currencies and is utilized to hedge our operating assets against local currency fluctuations, the most significant of which is the Brazilian real. Brascan does not guarantee any debt of subsidiaries with the exception of $327 million included in debt of international operations that is supported by financial assets within these operations.

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Power generation	$175	$200	$—	$—	$—	$—	$375
Funds management	62	96	96	183	3	207	647
Real estate	386	107	65	18	—	—	576
International operations and other	87	55	2	3	3	327	477

Total	$710	$458	$163	$204	$6	$534	$2,075

Percentage of total	34%	22%	8%	10%	—	26%	100%

Brascan Corporation 2004 Annual Information Form	29

Corporate Borrowings

Corporate borrowings consist of the Corporation’s long-term and short-term obligations. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a wide range of international banks.

The following table summarizes the Corporation’s corporate credit facilities:

	Cost of
	Capital	Book Value		Operating Cash Costs [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003 [2]	2003	2002	2003	2002	2001
Commercial paper and bank debt	3%	$—	$73	$3	$7	$15
Publicly traded term debt	5%	1,100	850	54	48	32
Privately held term debt	8%	113	112	9	8	14

Total	6%	$1,213	$1,035	$66	$63	$61

1	Interest expense

2	As a percentage of average book value

At December 31, 2003, the Corporation had $522 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. Brascan had no commercial paper borrowings at year end.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Publicly traded term debt	$—	$—	$—	$—	$300	$800	$1,100
Privately held term debt	101	9	2	1	—	—	113

Total	$101	$9	$2	$1	$300	$800	$1,213

Percentage of total	8%	1%	—	—	25%	66%	100%

SHAREHOLDERS’ INTERESTS

Shareholders’ interests are comprised of three components: participating interests of other shareholders in our operating assets; non-participating preferred equity issued by the Company and its subsidiaries; and common equity of Brascan.

Shareholders’ interests at December 31, 2003 and 2002 were as follows:

	Number of	Underlying
	Shares	Value	Book Value		Operating Cash Flow [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Participating interests of others in assets
Real estate
Commercial	78.2	$2,376	$998	$1,092	$220	$217	$204
Residential [2]	15.6	398	190	—	64	—	—
Power generation	24.1	305	184	165	15	11	7
Other		144	144	199	(5)	34	41

		3,223	1,516	1,456	294	262	252

Non-participating preferred equity
Corporate		852	852	735	58	44	28
Subsidiaries		1,009	1,009	450	25	25	40

		1,861	1,861	1,185	83	69	68

Common equity	180.8 [3]	7,348	3,024	2,625	566	425	361

		$12,432	$6,401	$5,266	$943	$756	$681

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2	Residential real estate interests included in commercial real estate prior to 2003

3	Includes convertible instruments on an “as converted” basis

Brascan Corporation 2004 Annual Information Form	30

Participating Interests of Others in Assets

The majority of our commercial and residential real estate operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than the Corporation own an approximate 50% common share interest. Power generating interests represent the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own certain of our power generating operations.

Distributions to other shareholders in the form of cash dividends totalled $62 million in 2003 compared with $55 million in 2002. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

The Corporation has $1,861 million of non-participating preferred equity outstanding: $852 million issued by the Corporation and $1,009 million issued by the Corporation’s consolidated subsidiaries. The preferred equity enables us to expand our equity base at low-risk without dilution to common shareholders. The average cost of this capital to the common shareholder was 6% at year end.

During 2003, we issued $117 million of new preferred equity in the form of C$175 million of 15-year non-cumulative 5.4% preferred shares. Our commercial real estate subsidiary also issued C$200 million of preferred shares yielding 5.75%, C$200 million of preferred shares yielding 5.20%, and $110 million of preferred shares yielding 5.25%, for total proceeds of $415 million. All of the securities issued may be redeemed on maturity for cash or in common shares based on current market prices at the Corporation’s option.

Common Equity

On a diluted basis, the Corporation had 180.8 million common shares outstanding at year end, a decrease from 183.9 million at December 31, 2002. During 2003, we repurchased 4.6 million common shares under a normal course issuer bid at an average price of $22.24 per share. During 2002, 7.1 million common shares and equivalents were repurchased in a similar manner at a price of $20.12 per share.

The Corporation has two classes of common shares outstanding: Class A Limited Voting Shares and Class B Limited Voting Shares. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 37 individuals, including a number of the executive officers of the Corporation.

FINANCIAL POLICIES

Capital Allocation

We consider effective capital allocation to be critical to our success. As a result, we apply a rigorous approach towards the allocation of capital among our operating businesses. Capital is invested only when the expected returns exceed predetermined thresholds, taking into consideration both the degree and magnitude of the relative downside risks and upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. We conduct post-investment reviews of all capital allocation decisions to ensure that anticipated returns are achieved and, if not, to determine what lessons can be learned to avoid the same mistakes in the future.

Liquidity

We strive to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, the Corporation and its consolidated subsidiaries had $1.0 billion of undrawn committed credit facilities with 12 international financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. We also maintain cash and a portfolio of non-strategic financial assets that can be liquidated to fund investments as required.

Brascan Corporation 2004 Annual Information Form	31

During 2003, we generated $624 million of operating cash flow and we expect this amount to increase by approximately 12% to 15% over the long term. The free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, totalled $733 million during 2003 and is expected to increase in line with our operating cash flow. Free cash flow is available to pay common share dividends, expand our operating base, reduce debt or repurchase common shares as appropriate.

Brascan and its investment partners have recently mailed a tender offer for Canary Wharf, which values that company at £1.6 billion. Should we be successful in acquiring 100% of Canary Wharf with our partners, our incremental cash investment will be approximately $350 million. Should we be successful in acquiring less than 75% of Canary Wharf and not be in a position to privatize the company, our incremental cash investment, prior to further syndication of equity interests in Canary Wharf, could increase to approximately $1.4 billion. While we believe that this latter scenario is remote, Brascan has arranged special facilities to fund this amount and has the financial resources available to support this purchase.

Credit Profile

We endeavour to arrange our affairs to maintain high investment grade ratings and to improve them further over time. The credit ratings for the Corporation at December 31, 2003 and at March 31, 2004 were as follows:

	DBRS	S&P	Moody's
Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2(low)	P2(mid)	—

We also endeavour to ensure that our operating businesses maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing unavailable to non-investment grade borrowers.

Use of Derivatives

We utilize a number of financial instruments to manage our foreign currency, commodity and interest rate positions. As a general policy, we endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. The Corporation and its subsidiaries typically maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term given the Corporation’s substantial annual operating cash flows. As at December 31, 2003, our net floating rate liability was $1.2 billion. As a result, a 100 basis point increase in interest rates would adversely impact operating cash flow by $12 million.

Although interest rates remain at historically low levels, we have commenced a program to reduce our floating rate exposure in anticipation of increasing rates over the next few years. In addition, our intent is to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the US dollar. Accordingly, fluctuation in the value of the US dollar relative to other currencies has a negligible impact on the Corporation’s net financial position. The Corporation receives certain cash flows, principally from its financial and power generating operations, that are denominated in Canadian dollars. The estimated impact of a C$0.10 change in the Canada/U.S. exchange rates is a corresponding change in operating cash flow of $10 million per annum.

Corporate Guarantees, Commitments and Contingent Obligations

We conduct our operations through entities that are fully or proportionately consolidated in our financial statements other than equity accounted investments. Noranda and Nexfor, which are owned 42% and 43%, respectively, by Brascan are accounted for on the equity basis.

We provide guarantees and indemnities when required from time to time in respect of fund management, power marketing and financial activities. The Corporation does not typically guarantee obligations of its subsidiaries or affiliates. However, the Corporation has guaranteed $327 million of subsidiary debt as noted under Other Debt of Subsidiaries on page 28, and $146 million of contingent obligations included in accounts and other payables which relates to the Corporation’s financial operations and has guaranteed obligations under power purchase agreements

Brascan Corporation 2004 Annual Information Form	32

which amounted to $17 million at year end. These obligations are subject to credit rating provisions and are supported by financial assets of the principal obligor.

The Corporation may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the Corporation may execute agreements that provide for indemnifications and guarantees to third parties.

WORKING CAPITAL AND OTHER BALANCES

The composition of our working capital and other balances is as follows:

	2003			2002
	Accounts	Accounts		Accounts	Accounts
AS AT DECEMBER 31 (MILLIONS)	Receivable	Payable	Net	Receivable	Payable	Net
Working capital balances
Real estate	$231	$375	$(144)	$399	$359	$40
Power generation	131	89	42	78	101	(23)
Funds management	449	419	30	133	156	(23)
International and other	242	280	(38)	197	316	(119)

	1,053	1,163	(110)	807	932	(125)

Other items
Future income tax assets	62	—	62	53	—	53
Prepaid expenses and other assets, deferred credits, provisions and other liabilities	508	582	(74)	411	330	81

	570	582	(12)	464	330	134

Net working capital and other	$1,623	$1,745	$(122)	$1,271	$1,262	$9

Working capital balances include the trade accounts receivable and payable held in the normal course of each of our operating businesses. We endeavour to minimize the amount of capital required in our businesses and in this regard we have established Titanium Trust, described on page 22, to effectively finance working capital balances with asset backed commercial paper and medium-term notes.

Other balances include future income tax assets, as well as other accrued asset balances and provisions.

BUSINESS ENVIRONMENT AND RISKS

Our financial results are impacted by the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as by macro-economic factors such as economic growth and changes in currency, inflation and interest rates.

Our strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Corporation against future uncertainty and positions us to invest with confidence when new investment opportunities arise.

The following is a brief review of the potential impact these different factors may have on Brascan’s business operations.

Commercial Properties

Our strategy is to invest in high-quality commercial properties defined by the physical characteristics of the assets, but more importantly, the certainty of receiving rental payments from the high quality tenants which these properties attract.

Real estate investments are generally subject to varying degrees of risk incidental to the ownership and operation of real estate properties. These risks include changes in general economic conditions (such as the availability and

Brascan Corporation 2004 Annual Information Form	33

cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to tenants and competition from other landlords with competitive space. Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses.

Our real estate investments are dependent on the economic climate in our six core markets: New York, Toronto, Boston, Calgary, Denver and Minneapolis. Substantially all of our commercial property revenue is derived from our properties in these markets. Changes in the economies of these core markets could change the demand for office space and impact the results of our commercial property operations.

Real estate is relatively illiquid. Such illiquidity will tend to limit our ability to promptly change the nature of the portfolio in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which we operate in times of illiquidity.

Our commercial operations face the risks associated with the use of debt to finance operations, including refinancing risk. Our commercial properties are subject to mortgages, which require substantial debt service payments. We may not always be able to refinance our properties on acceptable terms. If our real estate operations became unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. A tenant may also experience a downturn in its business, resulting in a tenant’s inability to make rental payments when due or, for rental tenants, a reduction in percentage rent payable.

Each segment of our commercial real estate markets is competitive. Actions of competitors in these markets could adversely affect our ability to lease our properties at favourable rates. For example, competing properties may be better located and, if built with high vacancy levels, create an oversupply of office space in particular markets that could have an adverse effect on the rents we can charge or the leasing concessions we may need to grant.

While the outlook for commercial office rents is positive in the longer term, 2004 may not provide the same level of increases in rental rates on renewal as compared to 2003. We are, however, substantially protected against these short-term market conditions, since most of our leases are long term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall industry occupancy levels and, as a result, the net effective rents we are able to achieve.

We operate our commercial real estate operations through a number of joint ventures, partnerships and co-tenancies. These investments may present special risks, such as the bankruptcy or inability of these co-ventures, partners and co-tenants to fund their share of capital contributions, or a divergence between our economic business interests and goals.

Five of our major commercial properties are subject to long-term land leases and similar arrangements in which the underlying land is owned by third parties. These have terms ranging from 35 years to 65 years. While we will attempt to purchase these leases as they become available, we cannot be assured of this. A default on the ground lease could also result in the loss of the property unless the default is rectified in a reasonable period of time.

We carry comprehensive general liability, fire, flood, extended coverage and rental loss insurance for our commercial properties and also self-insure a portion of these risks. Following the terrorism attacks of September 11, 2001, insurance companies generally excluded insurance against acts of terrorism from their “all risk” policies other than certain “certified acts” as defined by the federal Terrorism Risk Insurance Act. We have acquired stand-alone insurance coverage for other acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage

Brascan Corporation 2004 Annual Information Form	34

becomes commercially available on a reasonable economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to Brascan.

Residential Properties

The residential homebuilding and land development business is cyclical and is affected by changes in general and local economic conditions, employment levels, availability of financing for home buyers, interest rates, consumer confidence and housing demand. These conditions can affect consumers’ outlooks and, in particular, the price and volume of home purchases.

In our residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States. Our homebuilding business is concentrated in California, which generates approximately 75% of our revenues, and to a lesser extent in northern Virginia and Alberta. Changes in the economic conditions in these markets or in other local factors could have an adverse impact of our revenues.

Virtually all our customers finance their home acquisitions through lenders who provide mortgage financing. Mortgage rates are currently at or near their lowest levels in decades. Increasing mortgage rates or decreases in the availability of mortgage financing could adversely affect the ability of homebuyers to finance their new home purchases or reduce their ability to sell their existing homes.

Our success in developing, building and selling homes depends in part upon the continued availability of suitable undeveloped land at acceptable prices. Competition for undeveloped land may increase the price we must pay to acquire land or limit the opportunities for new development projects.

We must comply with extensive and complex regulations affecting the homebuilding and land development process. In addition, these regulations are subject to change depending on local circumstances. Complying with these regulations and the approval process required imposes a cost on the business and a level of uncertainty.

The residential homebuilding industry is highly competitive, with homebuilders competing not only for purchasers, but also for desirable properties, building materials and labour. Intense competition can lead, among other things, to severe shortages of materials and labour that can adversely affect our business.

Power Generating Operations

Our power operations are subject to varying degrees of risk inherent in the ownership and operation of power generating facilities. These include the availability of water flows, changing power rates, equipment failure, changes in the regulatory regime and environmental and safety considerations.

Operating income from each of our hydroelectric power systems fluctuates in proportion to the amount of electricity generated, which in turn is dependent upon available water flows within the system’s watershed. Annual deviations from long-term water availability within each of our watersheds can be significant, and there can be no assurance that long-term water availability will remain unchanged. While changes in the level of precipitation impact the amount of power generated by individual units, the diversified locations of our hydroelectric power stations across several different watersheds in Canada and the United States help to reduce the financial impact of these fluctuations.

Operating income is also dependent on our ability to deliver power to markets with the highest power rates. Pricing risk is mitigated through fixed-price contracts, forward sales of electricity, and the regulated revenues we earn from our transmission and distribution business. Furthermore, the majority of our contracts are structured to ensure that we are only obligated to deliver power that we actually produce to minimize the risk of unmatched contractual obligations.

Operating income can also be adversely affected by the risk of equipment failure due to wear and tear, latent defect, and design or operator error among other things. This risk is substantially mitigated by the proven nature of hydroelectric technology, the design of our plants, our maintenance and capital improvement programs and the operational flexibility as a result of having generating units that can operate independently.

Brascan Corporation 2004 Annual Information Form	35

The sale of power is dependent upon the continuation of a favourable regulatory regime for the continuing operation and future growth and development of the independent power production industry in each of the jurisdictions in which we operate. Changes in the regulatory regime could have an adverse effect on taxes and permit fees for current operations, on the opportunities available for continued development, and may change the environment and safety standards that must be met by existing and new developments.

It is Brascan’s policy that all our operations manage their operations having the highest regard for safety and the care of the environment. We address the safety and environmental risks inherent in the hydroelectric industry through developing and implementing managed systems that form part of the daily business activities of our all our power operating units. Safety and environmental reports are made on a regular basis to senior management and the boards of directors of our power operating subsidiaries.

We maintain insurance coverage for our power systems which we believe addresses all material insurable risks, subject to deductibles, limits and exclusions which are customary and reasonable given the costs of procuring insurance. There can be no assurance that such insurance will continue to be offered nor that all events that could give rise to a loss or liability are insurable.

Funds Management Operations

Our funds management operations are cash flow generating businesses which, managed carefully, should produce stable cash flows. These businesses face risks and uncertainties arising from economic conditions, regulation, competition, and currency, interest rate and credit risks.

Unfavourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest rate spreads between funds borrowed and funds loaned out, also have a favourable impact on cash flows. Severe economic conditions can, however, have a major impact on opportunities for expansion and on profitability. Since we operate largely within our areas of expertise, we are prepared to assume ownership of and operate most assets that we finance. As a result, should it be necessary to acquire financed assets, we are generally able to do so at a lower cost than if these assets were purchased through the capital markets.

Our brokerage, international banking and insurance operations are regulated in their various jurisdictions of operation. The relevant legislation establishes the powers of our subsidiaries conducting these operations and empowers authorities to determine the capital adequacy of certain of these operations.

Our financial operations face strong competition in several areas of activity. Federal legislation over the past few years has endeavoured to further intensify competition and, as a result, several new unregulated participants have emerged in selected market segments. Competition also arises in recruiting and retaining financial executives to operate these businesses. We address this area of risk through being attuned to client needs, maintaining competitively priced products and having appropriate compensation policies.

Our financial operations maintain a matched book of currency sensitive assets and liabilities. Unmatched positions are carried from time to time within approved exposure limits. In order to partially mitigate interest rate risk, we have issued floating rate preferred shares and swapped our borrowings to floating rates. We also have policies and procedures in place to assess and manage the credit risk related to our clients. We endeavour to limit credit risk by the manner in which our transactions are structured, in the selection of our clients and by our active monitoring of each client’s activities.

Investments

Investments consist largely of equity interests in Noranda and Nexfor, which are owned 42% and 43% respectively, by Brascan. Both of these investments are cyclical in nature. Their products are primarily sold in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity in these markets influence the demand for and prices of the resource products produced by Noranda and Nexfor. With the increase in commodity prices during 2003, our share of the earnings of these investments improved substantially and is expected to increase dramatically

Brascan Corporation 2004 Annual Information Form	36

in 2004. For further information on the business risks of Noranda and Nexfor, reference should be made to their Annual Information Forms.

Execution of Strategy

Our strategy for building long-term shareholder value is to develop or acquire high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested over the long term.

As part of our growth strategy, we endeavour to maintain a high level of liquidity in order to invest on a value basis when attractive opportunities arise. This entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to continue to acquire or develop additional high quality assets at attractive prices to supplement growth from our existing assets.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the particular industry. Our diversified business base and the sustainability of our cash flows provide an important element of strength in executing this strategy.

The conduct of our business and the execution of our growth strategy rely heavily on teamwork. We believe that cooperation between our operations, as well as our team-oriented management structure, enable us to respond promptly to opportunities and problems when they arise.

Management stability is achieved by encouraging senior executives to hold substantial share ownership in the Company. However, declining share prices may on occasion encourage executives with shorter term objectives to leave. This can lead to a loss of business momentum unless management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Brascan’s financial condition and results of operations for 2003 are contained at pages 12 to 56 of the Corporation’s 2003 Annual Report and are incorporated herein by reference.

The following sets out additional information regarding the Corporation’s financial condition and results of operation.

Contractual Obligations

The following table presents contractual obligations of the Corporation over the next five years:

		Payments Due by Period
US$ MILLIONS		Less than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	One Year	Years	Years	Years
Long term debt
Property specific mortgages	$5,096	$707	$1,270	$443	$2,676
Other debt of subsidiaries	2,188	261	700	65	1,162
Corporate borrowings	1,212	100	12	300	800
Other obligations	586	467	—	—	119

Other obligations include $467 million of commitments by the Corporation and our subsidiaries in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. Other obligations also include $119 million of shareholder advances and obligations attributable to the residential property business which are included in other liabilities.

Brascan Corporation 2004 Annual Information Form	37

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In particular, estimates are required in the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; hedge effectiveness; and fair values for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included in our annual Management’s Discussion and Analysis. The interrelated and complex nature of these factors prevents us from quantifying the overall impact of movements on the Corporation’s financial statements.

Changes in Accounting Policies

Effective January 1, 2004, the Corporation implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued handbook section 1100, “Generally Accepted Accounting Principles”. Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $5 million and additional depreciation of $13 million, before any tax effect during the first quarter of 2004.

Effective January 1, 2004, the Corporation adopted AcSB handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

Effective January 1, 2004, the Corporation adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

DIRECTORS AND OFFICERS

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until a successor is elected or appointed. In February 2004, our board of directors approved a reduction in the size of the board from 18 to 16 directors, which was approved by the Corporation’s shareholders at the Annual and Special Meeting on April 30, 2004. Particulars relating to each of the 16 directors nominated for election at this meeting are contained in the Corporation’s Management Information Circular dated March 26, 2004 at pages 5 to 8, which are incorporated herein by reference.

Officers of the Company

The names of the officers of the Corporation, their municipality of residence and their current offices are shown below:

Brascan Corporation 2004 Annual Information Form	38

Robert J. Harding, FCA	Chairman of the Board
Toronto, Ontario
Jack L. Cockwell	Group Chairman
Toronto, Ontario
J. Bruce Flatt	President and Chief Executive Officer
Toronto, Ontario
George E. Myhal	Chief Operating Officer
Toronto, Ontario
Brian D. Lawson	Chief Financial Officer
Toronto, Ontario
Frank N.C. Lochan	Executive Vice-President, Taxation
Oakville, Ontario
Bryan K. Davis	Senior Vice-President, Finance
Toronto, Ontario
Alan V. Dean	Senior Vice-President, Corporate Affairs and Secretary
Toronto, Ontario
Joseph S. Freedman	Senior Vice-President and General Counsel
Toronto, Ontario
Kelly J. Marshall	Senior Vice-President, Corporate Finance
Oakville, Ontario
Lori A. Pearson	Senior Vice-President, Human Resources
Toronto, Ontario
Rui M. Senos	Senior Vice-President, Internal Audit
Toronto, Ontario
Jack Sidhu	Senior Vice-President, Treasury
Toronto, Ontario
Katherine C. Vyse	Senior Vice-President, Investor Relations and Communications
Toronto, Ontario
Stephen A. Adams	Vice-President, Technology
Toronto, Ontario
Lisa W. Chu	Vice-President, Business Systems
Richmond Hill, Ontario
Aleks Novakovic	Vice-President, Taxation
Oakville, Ontario
Sachin G. Shah	Vice-President, Finance and Treasury
Toronto, Ontario
Ian C. Turnbull	Vice-President, Information Systems
Oakville, Ontario
Jennifer J. Auyeung	Assistant Controller
Markham, Ontario
Linda T. Northwood	Director, Investor Relations
Stouffville, Ontario

For those officers of the Corporation appointed to their current positions within the last five years, their prior positions during this period were as follows. Prior to February 2002, Mr. Cockwell was President and Chief Executive Officer of the Corporation. Prior to February 2002, Mr. Flatt was President and Chief Executive Officer of Brookfield Properties, and prior to April 2000 he was President and Chief Operating Officer of Brookfield Properties. Prior to April 2003, Mr. Myhal was and continues to be President and Chief Executive Officer of Brascan Financial. Prior to February 2002, Mr. Lawson held various executive positions in Brascan Financial. Prior to April 2004, Mr. Lochan was and continues to be Managing Partner, Commercial Financing of Brascan Financial.

Brascan Corporation 2004 Annual Information Form	39

Prior to April 2003, Mr. Davis was Vice-President and Chief Financial Officer of Brascan Financial. Prior to April 2003, Mr. Freedman held various positions with Brascan Financial, and prior to May 2002 he was Chief Financial Officer for Cleanpulse Corp. Prior to February 2004, Mr. Marshall held various positions with Brascan Financial, and prior to July 2001 he was Managing Director at Fortress Investment Corporation. Prior to August 2003, Ms. Pearson held various positions with Ernst & Young, LLP in human resources and its audit practice. Prior to November 2002, Mr. Senos was and continues to be Vice-President, Corporate Audit Services of Brascan Financial. Prior to February 2002, Mr. Sidhu held various positions with Brascan Financial. Prior to August 2000, Ms. Vyse was Vice-President, Investor Relations and Communications of Brookfield, and prior to February 2000 she was Director, Investor Communications for Cadillac Fairview Corporation.

Prior to May 2003, Mr. Adams was Chief Technology Officer of Centract Residential Property Services. Prior to February 2004, Ms. Chu was Controller of the Corporation, and prior to August 2000 she was a member of the accounting staff of Brascan Financial. Prior to February 2004, Mr. Novakovic was Manager of Taxation of Royal Bank of Canada. Prior to April 2003, Mr. Shah was a member of the accounting staff of Brascan Power, and prior to June 2002 he was employed by Ernst & Young, LLP. Prior to February 2002, Prior to March 2004, Mr. Turnbull was Vice-President of Business Systems of Brookfield Properties. Ms. Auyeung was a member of the accounting staff of Brascan Financial. Prior to August 2003, Ms. Northwood was Director of Investor Relations and Corporate Secretary for Brookfield Properties.

PRINCIPAL SHAREHOLDER

To the knowledge of the Corporation’s directors and officers, the only persons or corporations which beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation are Partners Limited (“Partners”, formerly EdperPartners Limited) and its shareholders, who collectively hold, directly and indirectly, or have options to acquire, approximately 30 million Class A Limited Voting Shares representing approximately 17% of the outstanding Class A Limited Voting Shares of the Corporation on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of the Corporation. Jack Cockwell, Bruce Flatt, Lynda Hamilton, Robert Harding, George Myhal and David Kerr, who are directors of the Corporation, and Brian Lawson, who is an officer of the Corporation, are also shareholders of Partners.

Partners is a party to an amended and restated Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The Trust Agreement provides, among other things, that Partners has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from Partners; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the Trust Agreement permits: (i) a sale by Partners of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of Partners to a purchaser who is or will become a shareholder of Partners and will not hold more than 20% of Partners’ outstanding shares as a result of the transaction.

As at April 30, 2004, there were 37 shareholders of Partners, none of whom hold more than a 15% effective equity interest in Partners. These shareholders are: Gordon E. Arnell, David D. Arthur, Alex G. Balogh, Jeffrey M. Blidner, Richard B. Clark, Ian G. Cockwell, Jack L. Cockwell, Jack Delmar, Steven J. Douglas, J. Bruce Flatt, Dominic Gammiero, Harry A. Goldgut, Peter Gordon, Lynda C. Hamilton, Robert J. Harding, Lars-Eric Johansson, Brian G. Kenning, David W. Kerr, Trevor D. Kerr, Edward C. Kress, Brian D. Lawson, Richard Legault, Frank N.C. Lochan, Cyrus Madon, Andrew I. Maleckyj, Marcelo J.S. Marinho, George E. Myhal, Allan Norris, Derek G. Pannell, Sam J.B. Pollock, Timothy R. Price, Aaron W. Regent, Bruce K. Robertson, Martin Shady, A. Paulo Sodré, John C. Tremayne and John E. Zuccotti.

Brascan Corporation 2004 Annual Information Form	40

STOCK EXCHANGE LISTINGS

The Corporation’s publicly traded securities are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Limited Voting Shares	BNN	New York
	BNN.A	Toronto
Class A Preference Shares
Series 1	BNN.PR.A	Toronto
Series 2	BNN.PR.B	Toronto
Series 3	BNN.PR.F	Canadian Venture
Series 4	BNN.PR.C	Toronto
Series 8	BNN.PR.E	Toronto
Series 9	BNN.PR.G	Toronto
Series 10	BNN.PR.H	Toronto
Series 11	BNN.PR.I	Toronto
Series 12	BNN.PR.J	Toronto
Preferred Securities
8.35% due 2050	BNN.PR.S	Toronto
8.30% due 2051	BNN.PR.T	Toronto

DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on the Corporation’s Class A and Class B Limited Voting Shares are at the discretion of the Corporation’s board of directors. Dividends on the Class A and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The board of directors supports a stable and consistent common share dividend policy, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. In April 2003, the Corporation announced an increase in the quarterly dividend paid on its Class A and Class B Limited Voting Shares from C$0.25 to C$0.26, commencing with the dividend paid on August 31, 2003. In February 2004, the Corporation announced a further increase on the quarterly dividend paid on its Class A and Class B Limited Voting Shares from C$0.26 to C$0.27, representing an annualized dividend of C$1.04, commencing with the dividend payable on May 31, 2004.

On April 29, 2004, the Corporation’s Board of Directors decided to change the declaration currency for the dividend payable on the Class A and Class B Limited Voting Shares from Canadian to US funds, commencing with the dividend payable on August 31, 2004 of US$0.14 per share. Canadian shareholders will continue to receive their dividends in Canadian Funds, unless they elect otherwise. This declared dividend has been pro rated to reflect the three-for-two stock split being implemented by way of a stock dividend payable on June 1, 2004.

Dividends on the Corporation’s Class A Preference Shares, Series 1, 2, 4, 5, 7, 10, 11 and 12 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 3 and 8 are paid monthly.

The Corporation has a Dividend Reinvestment Plan which enables holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the Toronto Stock Exchange during the five trading days immediately preceding the relevant dividend payment date. Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada to increase their investment in the Corporation free of commissions.

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Prior to April 2004, all the Corporation’s dividends were declared in Canadian funds. The following table summarizes the dividends paid per share for the five years ended December 31, 2003 on each of our classes and series of shares which were outstanding at that date:

C$	2003		2002		2001		2000	1999
Per Class A and Class B Limited Voting Share	$1.02		$1.00		$1.00		$0.985	$0.98
Per Class A Preference Share
Series 1	0.76		0.68		1.08		1.16	1.05
Series 2	0.82		0.73		1.10		1.25	1.13
Series 3	2,957.45		2,479.53		4,499.18		5,595.21	4,722.03
Series 4	0.82		0.73		1.10		1.25	1.13
Series 5	0.76		0.68		1.08		1.16	1.05
Series 7	2.13		2.13		2.13		2.13	2.13
Series 8	1.13		1.02		1.57		1.56	1.56
Series 9	1.41		1.41		—		—	—
Series 10	1.44		1.44		0.41	[1]	—	—
Series 11	1.38		0.84	[2]	—		—	—
Series 12	1.16	[3]	—		—		—	—

1	The Series 10 Preference Shares paid their initial dividend on September 30, 2001.

2	The Series 11 Preference Shares paid their initial dividend on September 30, 2002.

3	The Series 12 Preference Shares paid their initial dividend of C$0.1479 on March 31, 2003. The first regularly quarterly dividend of C$0.3375 was paid on June 30, 2003, representing an annual dividend payout of C$1.35.

The Corporation also pays interest quarterly on two series of unsecured junior subordinated debentures (“Preferred Securities”) which are traded publicly: the 8.35% Preferred Securities due December 31, 2050, which were issued in December 2001; and the 8.30% Preferred Securities due June 30, 2051, which were issued in April 2002.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the principal features of the Corporation’s share capital. Reference should be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital.

The Corporation’s authorized share capital consists of:

•	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

Brascan Corporation 2004 Annual Information Form	42

•	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued (the “Class AA Preference Shares”);

•	an unlimited number of Class A Limited Voting Shares; and

•	85,120 Class B Limited Voting Shares.

As at April 30, 2004 the following shares of the Corporation were issued and outstanding: 18,891 Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; 2,000 Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; no Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,049,792 Class A Preference Shares, Series 8; 6,950,208 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; no Class AA Preference Shares; 171,822,144 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.

Certain Provisions of the Class A Preference Shares as a Class

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each $25.00 of the issue price of each Class A Preference Share held by such holder.

Certain Provisions of the Class A Preference Shares, Series 1 as a Series

Dividends

The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to $25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at

Brascan Corporation 2004 Annual Information Form	43

the option of the Corporation at a redemption price of $25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of $25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding $25.00 per share plus accrued and unpaid dividends and costs of purchase.

Conversion

The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of Brascan if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem

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or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;

     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 2 as a Series

Dividends

The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to $25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of $25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding $25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the

Brascan Corporation 2004 Annual Information Form	45

holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;

     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 3 as a Series

Dividends

The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) $100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.

Redemption

Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of $100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares,

Brascan Corporation 2004 Annual Information Form	46

Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to $100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.

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Certain Provisions of the Class A Preference Shares, Series 4 as a Series

Dividends

The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to $25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of $25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding $25.00 plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

     unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to and including the dividends payable on the immediately preceding respective date or dates

Brascan Corporation 2004 Annual Information Form	48

for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 5 as a Series

Dividends

The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to $25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of $25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding $25.00 per share plus accrued and unpaid dividends and costs of purchase.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of $25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

Brascan Corporation 2004 Annual Information Form	49

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;

     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 6 as a Series

Dividends

The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to $1.875 per share, being a rate of 7 1/2% per annum on the price of $25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of $25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 6 are listed, or in any other manner, at a price not exceeding $25.00 per share plus accrued and unpaid dividends and costs of purchase.

Brascan Corporation 2004 Annual Information Form	50

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;

     unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6.

the Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.

Brascan Corporation 2004 Annual Information Form	51

Certain Provisions of the Class A Preference Shares, Series 7 as a Series

Dividends

The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of $25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of $25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 7 are listed, or in any other manner, at a price not exceeding $25.00 per share plus accrued and unpaid dividends and costs of purchase.

Right to Exchange

The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

(a)	a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;

     to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is $25.00.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:

Brascan Corporation 2004 Annual Information Form	52

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;

     unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 8 as a Series

Dividends

The holders of the Class A Preference Shares, Series 8 are initially entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of $25.00 per share, and thereafter are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of $25.00 per share and one-twelve of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 8 prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of $25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of $25.50 together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Brascan Corporation 2004 Annual Information Form	53

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of Brascan, on a one-for one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.

Voting

At any time that during the fixed rate period eight quarterly dividends, or during the floating rate period twenty-four monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;

     unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid divi-

Brascan Corporation 2004 Annual Information Form	54

dends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 9 as a Series

Dividends

The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of $25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of $25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

Brascan Corporation 2004 Annual Information Form	55

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;

     unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 10 as a Series

Dividends

The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to $1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series — Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of $25.75 if redeemed before September 30, 2009, of $25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of $25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of $25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

Brascan Corporation 2004 Annual Information Form	56

Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series — Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series — Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase

Brascan Corporation 2004 Annual Information Form	57

or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;

     unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 11 as a Series

Dividends

The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to $1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series — Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of $25.75 if redeemed before June 30, 2010, of $25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of $25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of $25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting

Brascan Corporation 2004 Annual Information Form	58

Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing $25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series — Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series — Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.

Brascan Corporation 2004 Annual Information Form	59

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)	issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;

     unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive $25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 12 as a Series

Dividends

The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to $1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series — Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before March 31, 2015 of $25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of $25.50 if redeemed on or after

Brascan Corporation 2004 Annual Information Form	60

March 31, 2016 but before March 31, 2017, of $25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of $25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing $25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series — Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series — Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the

Brascan Corporation 2004 Annual Information Form	61

Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)	issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;

     unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive $25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares

The following is a summary of certain provisions attaching to or affecting the common equity of the Corporation, consisting of the Class A Limited Voting Shares (into which the Class A Preference Shares, Series 12 may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

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The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that that holder agrees not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from that holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by:

•	a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and

•	a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.

Other Provisions Regarding the Share Capital of the Corporation

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees

Brascan Corporation 2004 Annual Information Form	63

fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial and other relevant information in respect of the Corporation as at and for the three years ended December 31, 2003:

Consolidated Balance Sheets

US$ millions	2003	2002	2001 [1]
Assets
Operating assets
Real estate	$8,311	$7,912	$7,662
Power generation	1,927	1,587	1,066
Funds management	1,215	1,138	943

	11,453	10,637	9,671
Investments	2,003	1,464	1,497
Cash and cash equivalents	382	332	382
Financial assets	854	718	855
Accounts receivable and other	1,623	1,271	1,387

	$16,315	$14,422	$13,792

Liabilities
Non-recourse borrowings
Property specific mortgages	$4,881	$4,992	$4,503
Other debt of subsidiaries	2,075	1,867	1,988
Corporate borrowings	1,213	1,035	826
Accounts and other payables	1,745	1,262	1,080
Shareholders’ interests
Minority interests of others in assets	1,516	1,456	1,711
Preferred equity
Corporate	852	735	708
Subsidiaries	1,009	450	308
Common equity	3,024	2,625	2,668

	$16,315	$14,422	$13,792

1	Financial information for all years reflects the consolidation of Brookfield Properties Corporation, including 2001 on a pro forma basis.

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Consolidated Income Statements

US$ millions	2003	2002	2001 [1]
Total revenues and gains	$3,370	$3,064	$3,042

Net operating income
Real estate	841	745	752
Power generation	172	153	92
Funds management	166	140	135
Property gains	100	60	54
Investment income and other	156	116	129

	1,435	1,214	1,162
Expenses
Interest expense	471	466	492
Minority share of income before non-cash items	319	287	293
Other operating costs and taxes	88	56	51

Income before non-cash items	557	405	326
Depreciation and amortization	149	121	101
Taxes and other non-cash items	165	104	79
Minority share of non-cash items	(100)	(84)	(79)

Income before investments	343	264	225
Equity accounted income (loss) from investments	65	(181)	(24)

Net income	$408	$83	$201

1	Financial information for all years reflects the consolidation of Brookfield Properties Corporation, including 2001 on a pro forma basis.

Consolidated Statements of Cash Flow from Operations

US$ millions	2003	2002	2001 [1]
Income before non-cash items	$557	$405	$326
Dividends from Noranda Inc.	49	48	48
Dividends from Nexfor Inc.	18	16	14

Cash flow from operations and gains	$624	$469	$388

1	Financial information for all years reflects the consolidation of Brookfield Properties Corporation, including 2001 on a pro forma basis.

Brascan Corporation 2004 Annual Information Form	65

Selected Share Information

US$, unless shown	2003	2002	2001	2000	1999
Per diluted
Class A and Class B Limited Voting Share
Book value [1]	$17.54	$14.85	$15.52	$16.27	$15.08
Cash flow from operations	3.21	2.38	2.06	1.71	1.34
Cash return on book equity	18%	16%	13%	11%	9%
Net income
Prior to resource investments and gains	1.61	1.23	1.12	0.75	0.52
Including resource investments and gains [2]	1.98	0.21	0.98	2.29	1.44
Market trading price — NYSE [1]	$30.54	$20.50	$18.06	$14.56	$13.50
Market trading price — TSX [1]	C$39.73	C$31.75	C$28.75	C$21.95	C$19.10
Dividends paid	C$1.02	C$1.00	C$1.00	C$0.99	C$0.98
Class A and Class B Limited Voting Share [1,3] (thousands)
Total outstanding — Basic	170,747	174,138	169,781	169,376	173,841
— Diluted	180,851	183,945	176,363	175,505	181,639
Weighted average — Basic	171,469	172,161	171,045	172,646	172,442
— Diluted	181,572	181,968	177,627	178,518	181,674

1	At end of periods shown.

2	The Corporation recorded net investment gains of $0.94 per share in 2000 and $0.42 per share in 1999.

3	Net of 111,846,461 Class A Limited Voting Shares held internally by subsidiaries of the Corporation arising from the merger of Brascan Limited and The Edper Group Limited on August 1, 1997.

Quarterly Results

	2003				2002
(unaudited)
US$ millions, except per share amounts	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Cash flow from operations	$224	$138	$132	$130	$117	$128	$110	$114
Cash flow from operations per share [1]	1.20	0.69	0.66	0.66	0.57	0.63	0.56	0.62
Net income (loss)	189	100	63	56	(110)	58	72	63
Net income (loss) per share [1]	1.00	0.48	0.27	0.23	(0.71)	0.25	0.35	0.32

1	Diluted.

On April 30, 2004, the Corporation reported cash flow from operations for the three months ended March 31, 2004 of $146 million or $0.74 per share, compared to $130 million or $0.66 per share in the first quarter of 2003. Net income for the first quarter of 2004 was $147 million or $0.75 per share, compared to $56 million or $0.23 per share in the first quarter of 2003.

Brascan Corporation 2004 Annual Information Form	66

SUBSIDIARIES

The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

	Jurisdiction of	Percentage of Voting Securities
Name	Incorporation	Owned or Controlled
Real Estate Operations
Brookfield Homes Corporation	Delaware	50
Brookfield Properties Corporation	Canada	50
BPO Properties Limited	Canada	89
Power Generating Operations
Great Lakes Power Inc.	Ontario	100
Great Lakes Hydro Income Fund	Quebec	50
Funds Management Operations
Brascan Financial Corporation	Ontario	100
Other
Brascan Brasil, S.A.	Brazil	100

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities, and options to purchase securities, is set out in the Corporation’s Management Information Circular, dated March 26, 2004.

We will provide to any person, upon request to the Secretary of the Corporation:

(a)	if the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or if a preliminary short form prospectus is filed in respect of a distribution of the Corporation’s securities,

(i)	a copy of this Annual Information Form, together with a copy of any document or pertinent pages of any document incorporated by reference in this Annual Information Form;

(ii)	a copy of the audited financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor;

(iii)	a copy of the interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iv)	a copy of the Management Information Circular of the Corporation in respect of its most recent annual meeting of shareholders; and

(v)	a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of any documents referred to in (a)(i), (ii), (iii) or (iv) above, providing that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Brascan Corporation 2004 Annual Information Form	67